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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BabyUniverse, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
056332109
(CUSIP Number)
John C. Textor
c/o BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida, 33477
(561) 277-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	056332109	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS: John C. Textor

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,070,525 (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,070,525 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,070,525 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 253,601 shares owned directly by Mr. Textor, 28,460 shares owned by Wyndcrest BabyUniverse Holdings, LLC, 579,458 shares owned by Wyndcrest BabyUniverse Holdings II, LLC, and 1,209,006 shares owned by Wyndcrest BabyUniverse Holdings III, LLC. Mr. Textor holds sole investment and, except as described in Footnote 2 below, voting power over the shares held by the Wyndcrest entities.
(2) Other than as affected by the Voting Agreement described in this Schedule 13D, the Reporting Person has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	3	of	13	Pages

1	NAMES OF REPORTING PERSONS: Wyndcrest BabyUniverse Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,460 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,460

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,460

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00
(1) Other than as affected by the Voting Agreement described in this Schedule 13D, the Reporting Person, through John C. Textor, has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	4	of	13	Pages

1	NAMES OF REPORTING PERSONS: Wyndcrest BabyUniverse Holdings II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		579,458 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		579,458

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

579,458

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00
(1) Other than as affected by the Voting Agreement described in this Schedule 13D, the Reporting Person, through John C. Textor, has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	5	of	13	Pages

1	NAMES OF REPORTING PERSONS: Wyndcrest BabyUniverse Holdings III, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,209,0006 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,209,006

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,209,006

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00
(1) Other than as affected by the Voting Agreement described in this Schedule 13D, the Reporting Person, through John C. Textor, has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	6	of	13	Pages

1	NAMES OF REPORTING PERSONS: Jonathan Teaford

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		78,028 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,028

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

78,028

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Other than as affected by the Voting Agreement described in this Schedule 13D, the Reporting Person has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	7	of	13	Pages

1	NAMES OF REPORTING PERSONS: Stuart Goffman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		362,933 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000 (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		367,933

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

367,933 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) 362,933 of the shares owned by Mr. Goffman are not covered by the Voting Agreement described below in this Schedule 13D. Mr. Goffman may vote such 362,933 shares at his discretion.
(2) Other than as affected by the Voting Agreement described in this Schedule 13D, the Reporting Person has sole voting power with respect to these 5,000 shares.

Page	8	of	13	Pages
Item 1. Security and Issuer
     This filing pertains to the Common Stock, $0.001 par value per share (“Common Stock”), of BabyUniverse, Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477. The percentage of shares of Common Stock reported owned by each person named herein is based upon 5,686,470 shares of Common Stock outstanding as of January 17, 2007, which is the total number of shares of Common Stock outstanding on that date as reported in the Company’s Amendment No. 1 to Form S-3, as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2007. The holdings reported herein are as of the close of business on March 22, 2007.
Item 2. Identity and Background
     The names of the filing persons are John C. Textor, Wyndcrest BabyUniverse Holdings, LLC (“WBUH”), Wyndcrest BabyUniverse Holdings II, LLC (“WBUH II”), Wyndcrest BabyUniverse Holdings III, LLC (“WBUH III”), Jonathan Teaford, and Stuart Goffman (collectively, the “Reporting Persons”). The business address for each of Messrs. Textor, Teaford and Goffman, WBUH, WBUH II and WBUH III is 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477.
     Mr. Textor’s primary occupation is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Company. In addition, Mr. Textor serves as the President of Wyndcrest Holdings, LLC, which is the managing member of WBUH, WBUH II and WBUH III. Wyndcrest Holdings, LLC, a limited liability company organized under the laws of the state of Florida, is a private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet. Textor Ventures, Inc., a Florida corporation, whose president and sole shareholder is Mr. Textor, is the managing member of Wyndcrest Holdings, LLC, the holding of such position being its principal business. The primary business address for each of Textor Ventures, Inc. and Wyndcrest Holdings, LLC is 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477.
     The principal business of each of WBUH, WBUH II and WBUH III is to hold shares of the Common Stock. Mr. Teaford’s primary occupation is serving as the Executive Vice President and a member of the Board of Directors of the Company. In addition, Mr. Teaford is a non-managing member of Wyndcrest Holdings, LLC. Mr. Goffman’s primary occupation is engaging in private investment and entrepreneurial opportunities. In addition, Mr. Goffman serves as a member of the Board of Directors of the Company.
     None of the Reporting Persons, and no other person named in this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
     None of the Reporting Persons, and no other person named in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
     Messrs. Textor, Teaford and Goffman are citizens of the United States of America. WBUH, WBUH II, and WBUH III are limited liability companies organized under the laws of the state of Florida.
Item 3. Source and Amount of Funds or Other Consideration
     On March 13, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with eToys Direct, Inc., a Delaware corporation (“eToys”), and Baby Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time specified therein (the “Effective Time”), Merger Sub will merge (the “Merger”) with and into eToys, with eToys continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company.

Page	9	of	13	Pages
     Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each eToys stockholder will have the right to receive, for each share of eToys common stock held by such stockholder, such number of shares of Common Stock as is equal to the quotient of (x) the product of (A) the number of shares of Common Stock outstanding, on a fully diluted basis, as of the closing of the Merger and (B) two, divided by (y) the number of shares of eToys common stock outstanding as of the closing of the Merger. The Company and eToys have made customary representations, warranties and covenants in the Merger Agreement, and the consummation of the Merger is subject to certain conditions, including among others, the approval of the Merger by the holders of the Common Stock.
     The consideration payable by the Company to eToys stockholders pursuant to the Merger Agreement will be delivered through the issuance of additional authorized but as yet unissued shares of the Common Stock.
     Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of eToys immediately prior to the Merger will be the directors of the Surviving Corporation, (ii) the officers of eToys immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation of eToys, as in effect immediately prior to the Effective Time, will be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained in the certificate of incorporation of Merger Sub immediately prior to the Effective Time until thereafter amended in accordance with the provisions thereof and as provided by applicable law, except for Article I thereof, and (iv) the bylaws of Merger Sub will be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable law.
     Pursuant to the Merger Agreement, the Company shall take or cause to be taken all corporate action necessary for the Board of Directors of the Company, as of the Effective Time, to be comprised of seven members, of which the Company’s shareholders shall have the right to initially designate two members (the “BabyUniverse Designated Directors”) and the eToys stockholders shall have the right to initially designate three members (the “eToys Designated Directors”). The two vacancies remaining on the Board of Directors of the Company shall be filled following the Effective Time; provided, however, that the BabyUniverse Designated Directors shall have the right to nominate one person for consideration for election and the eToys Designated Directors shall have the right to nominate one person for consideration for election.
     Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of March 13, 2007 (the “Voting Agreement”), with eToys. Pursuant to the Voting Agreement, each of the Reporting Persons has agreed that, until the termination of the Voting Agreement, such Reporting Person will vote or cause to be voted the shares of Common Stock over which such Reporting Person has voting power in favor of the approval and adoption of the Merger Agreement and the Merger and against any other merger or acquisition proposal or offer (as more fully described in Item 6), except that the Voting Agreement only covers 5,000 of the shares of Common Stock beneficially owned by Mr. Goffman. Pursuant to the terms of the Voting Agreement, Mr. Goffman may vote the remaining 362,933 shares beneficially owned by him at his discretion.
     The descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are attached hereto as Exhibits B and C, respectively, and are incorporated by reference into this Item 3.
Item 4. Purpose of Transaction
     The Reporting Persons agreed to enter into the Voting Agreement to induce eToys to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.
     Other than pursuant to the Merger Agreement and the Voting Agreement, as described in Items 3 and 6, none of the Reporting Persons, and no other person named in Item 2, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary

Page	10	of	13	Pages
corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company (except as described in Item 3) or the management of the Company (except that the current Chief Executive Officer of eToys is expected to be the Chief Executive Officer of the Company after the Effective Time); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) John C. Textor may be deemed to beneficially own 2,070,525 shares of Common Stock, constituting 36.4% of the shares of Common Stock outstanding, of which 28,460, or 0.1% of the shares outstanding, are directly owned by WBUH, 579,458, or 10.2% of the shares outstanding, are directly owned by WBUH II, and 1,209,006, or 21.3% of the shares outstanding, are directly owned by WBUH III. Jonathan Teaford beneficially owns 78,028 shares of Common Stock, constituting 1.4% of the shares of Common Stock outstanding. Stuart Goffman beneficially owns 367,933 shares of Common Stock, constituting 6.5% of the shares of Common Stock outstanding.
     (b) Mr. Textor has the sole power (other than as affected by the terms of the Voting Agreement) to vote and dispose or to direct the vote and disposition of 2,070,525 shares of Common Stock, constituting 36.4% of the shares of Common Stock outstanding, of which 28,460, or 0.1% of the shares outstanding, are directly owned by WBUH, 579,458, or 10.2% of the shares outstanding, are directly owned by WBUH II, and 1,209,006, or 21.3% of the shares outstanding, are directly owned by WBUH III. Mr. Teaford has the sole power (other than as affected by the terms of the Voting Agreement) to vote and dispose of 78,028 shares of Common Stock, constituting 1.4% of the shares of Common Stock outstanding. Stuart Goffman has the sole power (other than as affected by the terms of the Voting Agreement as to 5,000 of such shares) to vote and dispose of 367,933 shares of Common Stock, constituting 6.5% of the shares of Common Stock outstanding. By virtue of the Voting Agreement, eToys and certain of its controlling persons may be deemed to share with each of the Reporting Persons the power to vote or direct the vote of shares of Common Stock subject to the Voting Agreement over which such Reporting Person would otherwise have the sole power to vote or to direct the vote.
     (c) Other than with respect to the execution of the Voting Agreement, no Reporting Person, and no other person named in Item 2, has effected any transaction in the shares of Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Reporting Person has agreed that, prior to the termination of the Voting Agreement, at any meeting of the shareholders of the Company, or in any other circumstance where such Reporting Person’s vote, consent, or other approval is sought, the Reporting Person will vote (or cause to be voted) all of the shares of Common Stock owned by such Reporting Person, or over which such Reporting Person possesses the power to vote, covered by the Voting Agreement and any additional shares of Common Stock acquired during the period prior to termination (together, the “Shares”): (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof, including the Merger and each of the other transactions contemplated thereby, (ii) against

Page	11	of	13	Pages
any action or agreement that is, or would be, reasonably likely to result in any conditions to the Company’s obligations under the Merger Agreement not being fulfilled or would result in, or be reasonably likely to result in, a material breach of any representation, warranty, covenant or agreement of the Company or Merger Sub under the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Voting Agreement), (iv) against any amendments to the amended and restated articles of incorporation or amended bylaws of the Company and (v) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Company.
     Furthermore, except as provided for in the Voting Agreement, each Reporting Person, pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed eToys and certain designees of eToys such Reporting Person’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Reporting Person, to vote all of such Reporting Person’s Shares in accordance with the provisions described above.
     Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Reporting Person has agreed that, until the termination of the Voting Agreement, except pursuant to the Voting Agreement, such Reporting Person will not, and will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy with respect to, or deposit into a voting trust such Reporting Person’s Shares, or enter into a voting trust agreement or create any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to such Shares.
     The Voting Agreement provides that it will terminate upon the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms.
     The description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit C and is incorporated by reference into this Item 6.
     On September 22, 2006, WBUH II and WBUH III purchased an aggregate of 263,852 shares of Common Stock (the “WBUH Shares”) in a private placement previously reported by the Company in a Current Report on Form 8-K filed with the Commission on September 28, 2006, with WBUH II purchasing 83,470 of such shares and WBUH III purchasing 180,382 of such shares. The approximately $2,000,000 purchase price for the WBUH Shares was funded by a loan extended by Lydian Private Bank (the “Bank”) to WBUH II and WBUH III in the aggregate principal amount of $2,500,000 (the “WBUH Loan”). The WBUH Shares serve as collateral security for the WBUH Loan, and, upon an event of default by WBUH II and WBUH III thereunder, the Bank would have the right to foreclose on its security interest therein. The WBUH Shares also serve as collateral security for the $2,000,000 loan extended by the Bank to the Company on December 29, 2006 that was reported in a Current Report on Form 8-K filed by the Company with the Commission on January 5, 2007 (the “Company Loan”).
     In connection with the WBUH Loan, WBUH II and WBUH III have entered into a loan agreement (the “Loan Agreement”) and security and pledge agreement (the “First Security and Pledge Agreement”) pursuant to which the Bank was granted a security interest in the WBUH Shares, and in substantially all of the other shares of Common Stock owned by WBUH II and WBUH III (together with the WBUH Shares, the “Collateral Shares”), securing the obligations of WBUH II and WBUH III under the WBUH Loan; in addition, each of WBUH II and WBUH III has entered into a security and pledge agreement (the “Second Security and Pledge Agreement”) with the Bank pursuant to which the Bank has been granted a security interest in the Collateral Shares, securing the obligations of the Company under the Company Loan. It is an event of default under each of these security and pledge agreements if the value of the collateral thereunder, including the Collateral Shares and any additional shares of the Common Stock as may be voluntarily deposited with the Bank by WBUH II, WBUH III and/or John C. Textor as additional security for such loans, declines as a specified percentage of the sum of the outstanding principal balances of the WBUH Loan and the Company Loan. Each of these security and pledge agreements contains other events of default customary for the underlying loan arrangement. In the event of a

Page	12	of	13	Pages
default by WBUH II and WBUH III under the WBUH Loan, or a default by the Company under the Company Loan, the Bank would have the right to foreclose on its security interest in the underlying collateral, including the Collateral Shares. The WBUH Shares are subject to a registration rights agreement (the “Registration Rights Agreement”) among the Company, WBUH II and WBUH III, and are covered by a Registration Statement on Form S-3 declared effective by the Commission on January 24, 2007.
     The descriptions of the Loan Agreement, First Security and Pledge Agreement, Second Security and Pledge Agreement, and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Loan Agreement, First Security and Pledge Agreement, Second Security and Pledge Agreement, and Registration Rights Agreement, which are attached hereto as Exhibits D, E, F and G, respectively, and are incorporated by reference into this Item 6.
     Except as set forth in the forepart of this Item 6, none of the Reporting Persons, or any other person named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit	Name
Exhibit A	Joint Filing Agreement, dated March 23, 2007, by and among the Reporting Persons

Exhibit B	Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc.

Exhibit C	Voting Agreement, dated as of March 13, 2007, by and among eToys Direct, Inc. and the individuals and parties listed on Schedule A thereto

Exhibit D	Loan Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit B to the Schedule 13D filed by John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC on February 14, 2007)

Exhibit E	Security and Pledge Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit D to the Schedule 13D filed by John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC on February 14, 2007)

Exhibit F	Security and Pledge Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of December 29, 2006 (incorporated by reference to Exhibit E to the Schedule 13D filed by John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC on February 14, 2007)

Exhibit G	Registration Rights Agreement among BabyUniverse, Inc., Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by BabyUniverse, Inc. on September 28, 2006)

Page	13	of	13	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 23, 2007

/s/ John C. Textor

JOHN C. TEXTOR

/s/ Jonathan Teaford

JONATHAN TEAFORD

/s/ Stuart Goffman

STUART GOFFMAN

WYNDCREST BABYUNIVERSE HOLDINGS, LLC

By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC

By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC

By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: March 23, 2007

/s/ John C. Textor

JOHN C. TEXTOR

/s/ Jonathan Teaford

JONATHAN TEAFORD

/s/ Stuart Goffman

STUART GOFFMAN

WYNDCREST BABYUNIVERSE HOLDINGS, LLC

By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC

By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC

By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

EXHIBIT B

AGREEMENT AND PLAN OF MERGER
among
BABYUNIVERSE, INC.,
BABY ACQUISITION SUB, INC.,
and
ETOYS DIRECT, INC.
Dated as of March 13, 2007

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of March 13, 2007 (this “Agreement”), by and among BabyUniverse, Inc., a Florida corporation (“Parent”), Baby Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and eToys Direct, Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H:
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company, and other than Dissenting Shares, will be converted into the right to receive shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”);
     WHEREAS, as a condition to the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Company is entering into a Voting Agreement with certain stockholders (the “Voting Agreement Stockholders”) of Parent (the “Voting Agreement”) pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all shares of Parent Common Stock owned by them in accordance with the terms of the Voting Agreement;
     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby; and
     WHEREAS, for federal income tax purposes, Parent, Merger Sub and the Company intend that the merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
THE MERGER
     Section 1.1. The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving entity in the Merger (the “Surviving Company”), shall by virtue of the Merger continue its existence under the laws of the State of Delaware.
     Section 1.2. Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1 hereof, the closing of the Merger (the “Closing”) will take place on the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing) set forth in Article VIII, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”). The Closing shall be held at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another place is agreed to in writing by the parties hereto.
     Section 1.3. Effective Time. Upon the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with and accepted by the Secretary of State of the State of Delaware or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).
     Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
     Section 1.5. Certificate of Incorporation. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained in the certificate of incorporation of Merger Sub immediately prior to the Effective Time until thereafter amended in accordance with the provisions thereof and as provided by applicable law, except for Article I thereof, which shall read “The name of the corporation is eToys Direct, Inc.”
     Section 1.6. Bylaws. The bylaws of Merger Sub will be the bylaws of the Surviving Company, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Company or by applicable law.

     Section 1.7. Directors; Officers. The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case until their respective successors are duly elected and qualified or until their death, resignation or removal in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Company.
     Section 1.8. Effect on Capital Stock. At the Effective Time by virtue of the Merger and without any action on the part of the holder or holders thereof:
     (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned or held by Parent, Merger Sub, the Company, or any direct or indirect wholly owned Subsidiary of Parent or the Company, all of which shall be canceled as provided in Section 1.8(c) hereof, and other than any Dissenting Shares) shall be converted into the right to receive the number of fully paid and nonassessable shares of Parent Common Stock equal to the quotient of (x) the product of (A) the number of shares of Parent Common Stock outstanding, on a fully diluted basis, as of the Closing and (B) two, divided by (y) the number of shares of Company Common Stock outstanding as of the Closing (the “Exchange Ratio”), subject to Section 2.4 hereof with respect to fractional shares (the “Merger Consideration”).
     (b) All shares of Company Common Stock (other than shares referred to in Section 1.8(c) and (e) hereof) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration and any dividends or other distributions to which holders become entitled, all in accordance with Article II, upon the surrender of such Certificate.
     (c) Each share of Company Common Stock issued and owned or held by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no Merger Consideration or other consideration shall be delivered in exchange therefor.
     (d) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Company.
     (e) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost any available right of appraisal under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.8(a) hereof.
     (f) If prior to the Effective Time, Parent or the Company, as the case may be, should split, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock (or securities convertible into or exchangeable for capital stock) of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, respectively, then the Exchange Ratio and any other number or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.
     Section 1.9. Treatment of Options.
     (a) At Effective Time, each outstanding option to purchase a share of Company Common Stock (collectively, “Company Options”) granted under any Company Stock Plan, whether or not then exercisable or vested, shall automatically be converted, by virtue of the Merger and without any action on the part of the holder thereof, into an option to acquire such number of shares of Parent Common Stock (a “Rollover Option”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option and (y) the Exchange Ratio (provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share). Each Rollover Option shall be subject to, and shall vest and remain exercisable in accordance with, the same terms and conditions of the Company Option it replaces, except that the exercise price per share of each Rollover Option shall be equal to the quotient of (i) the exercise price per share of such Company Option and (ii) the Exchange Ratio (provided that such exercise price shall be rounded up to the nearest whole cent). The conversion of the Company Options to Rollover Options pursuant to this Section 1.9 shall be effected in a manner consistent with Section 424 of the Code.
     (b) All shares of restricted Company Common Stock granted under the Company Stock Plans (and any other shares of Company Common Stock subject to vesting or future issuance under the Company Stock Plans) (collectively, “Other Stock Awards”) outstanding immediately prior to the Effective Time, whether or not then vested, shall be treated in the same manner as all other shares of Company Common Stock outstanding immediately prior to the Effective Time; provided, however, that the Merger Consideration received by each holder in exchange for the holder’s Other Stock Awards shall be subject to the terms and conditions (including vesting schedules) applicable to such Other Stock Awards as in effect prior to the Effective Time.
     (c) The Company and Parent shall take all such steps and actions as may be required to cause the transactions contemplated by this Section 1.9 and any other dispositions of

Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (i) is a director or officer of the Company or (ii) at the Effective Time will become a director or officer of Parent, to become exempt under Rule 16b-3 promulgated under the Exchange Act.
ARTICLE II.
EXCHANGE OF CERTIFICATES
     Section 2.1. Exchange Procedures. As promptly as practicable after the Effective Time, Parent will send to each record holder of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery to Parent of the Certificates and a duly executed Joinder Agreement, and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, each holder of a Certificate, upon surrender of the Certificate to Parent together with such letter of transmittal and Joinder Agreement, duly executed, and such other documents as may reasonably be required by Parent, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Parent Common Stock, and the amount of cash, if any, in respect of fractional shares and any dividends or other distributions to which holders are entitled pursuant to Section 2.2 hereof, into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The letter of transmittal, as executed by such holder, shall include such holder’s consent to the placement of the Stop Transfer Order against such certificate or certificates conformably with the provisions of Section 10.2(c). Parent shall accept such Certificates upon compliance with such reasonable terms and conditions as Parent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or will accrue on any cash payable in lieu of fractional shares or pursuant to Section 2.2 hereof. In the event that any Merger Consideration is to be paid in a name other than that in which the Certificate surrendered for exchange is registered, as the result of a transfer of ownership of Company Common Stock which was not registered in the transfer records of the Company, one or more certificates evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount in lieu of fractional shares and with respect to any dividends or other distributions to which such holder is entitled pursuant to Section 2.2 hereof, may be issued with respect to such Company Common Stock to the person so named only if the Certificate representing such shares of Company Common Stock is presented to Parent, properly endorsed, with signature guaranteed, or otherwise in proper form for transfer to the person so named, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.
     Section 2.2. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.
     Section 2.3. No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash, if any, paid in lieu of fractional shares or pursuant to Section 2.2 hereof paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I hereof and this Article II shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.
     Section 2.4. No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to Section 1.8 hereof. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock and (ii) the Parent Common Stock Price.
     Section 2.5. No Liability. None of Parent, Merger Sub, the Company or the Surviving Company shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
     Section 2.6. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, and the delivery to Parent of such other documentation (including an indemnity in customary form) reasonably requested by Parent, Parent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.
     Section 2.7. Withholding Rights. Each of the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and any holder of Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by the Surviving Company or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.
     Section 2.8. Further Assurances. At and after the Effective Time, the officers of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.
     Section 2.9. Stock Transfer Books. At the close of business, New York time, on the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2 hereof.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub as follows:
     Section 3.1. Corporate Organization. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted. Copies of the Company Organizational Documents and the organizational documents of each Subsidiary of the Company, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof. A complete and correct chart showing the Company and all of its direct and indirect Subsidiaries is set forth on Schedule 3.1.
     Section 3.2. Qualification to Do Business. Except as set forth on Schedule 3.2, each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

     Section 3.3. No Conflict or Violation. The execution, delivery and performance by the Company of this Agreement does not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational documents of the Subsidiaries of the Company, (ii) assuming that the Company makes the filings specified in Section 3.4 hereof and obtains the consents, waivers and approvals specified on Schedule 3.4 (and assuming compliance by Parent with Sections 4.3 and 4.4 hereof), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) except as set forth on Schedule 3.3, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Company Contract or result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Contracts or obligations thereunder, or Company Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.
     Section 3.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder or thereunder, except for: (i) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4; and (ii) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.
     Section 3.5. Authorization and Validity of Agreement. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the adoption of this Agreement by the stockholders of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

     Section 3.6. Capitalization and Related Matters.
     (a) As of the date hereof, the authorized capital stock of the Company consists of 27,000,000 shares of Company Common Stock and 13,000,000 shares of Company Preferred Stock. As of the date hereof:
     (i) 9,225,000 shares of Company Common Stock are issued and outstanding and 11,596,382 shares of Company Preferred Stock are issued and outstanding; and
     (ii) 551,075 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable under the Company’s 2004 Stock Incentive Plan, 2005 Stock Incentive Plan and 2006 Stock Incentive Plan (collectively, the “Company Stock Plans”) or otherwise in connection with the exercise of outstanding Company Options and the vesting of outstanding Other Stock Awards. Schedule 3.6(a)(ii) sets forth the names of all holders, the number of shares of Company Common Stock covered thereby, the vesting schedule and the exercise prices for the Company Options and the outstanding Other Stock Awards.
     (b) The outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable federal and state securities laws. All grants of Company Options and Other Stock Awards were validly issued and properly approved by the Company’s Board of Directors in accordance with all applicable law and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. Except as set forth above in Section 3.6(a) or Schedule 3.6(b), no shares of capital stock of the Company are outstanding and the Company does not have outstanding any securities convertible into or exchangeable or exercisable for any shares of capital stock, including Company Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable or exercisable for any capital stock; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock. Except as set forth above in Section 3.6(a), the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
     (c) All of the outstanding shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly. The Company has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither the Company or any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.
     Section 3.7. Subsidiaries and Equity Investments. Except as set forth on Schedule 3.7, the Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents.
     Section 3.8. Financial Statements.
     (a) The Company has heretofore made available to Parent copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of January 28, 2006 and January 29, 2005, together with the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the fiscal years then ended and the notes thereto, accompanied by the reports thereon of Ernst & Young LLP, (b) copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of February 3, 2007 (“Company Interim Balance Sheet”), together with the related consolidated unaudited statements of operations, stockholders’ equity (deficit) and cash flow for the fiscal year then ended and the notes thereto (all the financial statements referred to in clauses (a) and (b) above being hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements, including the notes and schedules thereto, (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and (ii) present fairly in all material respects the financial position, results of operations and changes in financial position of the Company and its Subsidiaries as of such dates and for the periods then ended (subject, in the case of the unaudited interim Company Financial Statements described in clause (b) above, to notes and normal year-end audit adjustments consistent with prior periods).
     (b) As of the date hereof, the Company and its Subsidiaries had cash and cash equivalents of $366,056, and indebtedness for borrowed money (including accrued interest thereon) outstanding of $59,416,738.
     Section 3.9. Absence of Certain Changes or Events.
     (a) Except as set forth on Schedule 3.9(a), since the date of the Company Interim Balance Sheet, there has not been:

     (i) any Company Material Adverse Effect;
     (ii) any material loss, damage, destruction or other casualty to the assets or properties of either the Company or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed);
     (iii) any change in any method of accounting or accounting practice of either the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or
     (iv) any loss of the employment, services or benefits of the chief executive officer of the Company and members of the Company’s senior management who report directly to such chief executive officer.
     (b) Since the date of the Company Interim Balance Sheet, each of the Company and each of its Subsidiaries has operated in the ordinary course of its business and consistent with past practice and, except as set forth on Schedule 3.9(b), has not:
     (i) incurred any material obligation or liability (whether absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with past practice;
     (ii) failed to discharge or satisfy any material Lien or pay or satisfy any material obligation or liability (whether absolute, accrued, contingent or otherwise), other than Permitted Liens and liabilities being contested in good faith and for which adequate reserves have been provided;
     (iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights;
     (iv) sold or transferred any of its material assets or cancelled any material debts or claims or waived any material rights;
     (v) disposed of any material patents, trademarks or copyrights or any material patent, trademark or copyright applications or registrations;
     (vi) disclosed any of its material trade secrets, except pursuant to written confidentiality obligations;
     (vii) defaulted on any material obligation;
     (viii) entered into any transaction material to its business, except in the ordinary course of business and consistent with past practice;
     (ix) granted any material increase in the compensation or benefits of its key employees other than increases in accordance with past practice not exceeding 8% of the key employee’s annual base compensation then in effect, or entered into any employment, change of control, retention or severance agreement or arrangement with any of them;
     (x) contractually committed to make any capital expenditure for any periods after the date hereof or additions to property, plant and equipment used in its operations other than ordinary repairs and maintenance in excess of $100,000 in the aggregate;
     (xi) laid off any significant number of its employees;
     (xii) discontinued the offering of any material services or product;
     (xiii) incurred any material obligation or liability for the payment of severance benefits;
     (xiv) declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so; or
     (xv) entered into any agreement or made any commitment to do any of the foregoing.
     Section 3.10. Tax Matters. Except as set forth on Schedule 3.10:
     (a) (i) the Company and each of its Subsidiaries have filed when due all income Tax Returns and all other material Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries; (ii) all income Taxes and all other material Taxes owed by the Company and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iii) any liability of the Company or any of its Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of the Company in accordance with GAAP;
     (b) there is no action, suit, proceeding, investigation, audit or claim now pending with respect to the Company or any of its Subsidiaries in respect of any income Tax or other material Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;
     (c) since January 1, 2000, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;
     (d) (i) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force; (iii) the federal statute of limitations for tax years of the Company and its Subsidiaries has closed for all years ending prior to January 1, 2002; and (iv) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;
     (e) the Company and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;
     (f) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;
     (g) neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;
     (h) there is no Lien, other than a Permitted Lien, affecting any of the assets, properties or rights of the Company and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;
     (i) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;
     (j) the Company and its Subsidiaries have neither (i) made, changed or revoked, or permitted to be made, changed or revoked, any election or method of accounting with respect to Taxes affecting or relating to the Company and its Subsidiaries, nor (ii) entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to the Company and its Subsidiaries;
     (k) neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and
     (l) neither the Company nor any of its Subsidiaries have a permanent establishment in a foreign jurisdiction.
     Section 3.11. Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.11(a), there are no material liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than (A) liabilities or obligations disclosed and provided for in the Company Interim Balance Sheet, or

(B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Interim Balance Sheet. Except as shown on Schedule 3.11(b), neither the Company nor any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.
     Section 3.12. Company Property.
     (a) The Company owns no real property.
     (b) Schedule 3.12(b) sets forth a list of all leases, licenses, permits, subleases and occupancy agreements, together with all material amendments thereto, in which either the Company or any of its Subsidiaries has a leasehold interest or similar occupancy rights, whether as lessor or lessee, and (i) which are material to the operation of the Company and its Subsidiaries, taken as a whole, or (ii) which involve payments by the Company or its Subsidiaries in excess of $50,000 per year (each, a “Company Lease” and collectively, the “Company Leases”; the property covered by Company Leases under which either the Company or any of its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”). Neither the Company nor any of its Subsidiaries is a party to any Company Contract (other than a Lease) with the lessor of any Company Leased Real Property, which gives such lessor any right to terminate or adversely alter the terms of the Company Lease to which such lessor is a party. The Company or its Subsidiaries enjoys peaceful and undisturbed possession of the Company Leased Real Property pursuant to the Company Leases. No option has been exercised under any of such Company Leases, except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has been made available to Parent with the corresponding Company Lease. Except as set forth on Schedule 3.12(b), the transactions contemplated by this Agreement do not require the consent or approval of the other party to the Company Leases.
     (c) Since the date of the Company Interim Balance Sheet, no Company Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries except as set forth on Schedule 3.12(c) and no party to any Company Lease has given either the Company or any of its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to, any breach or default thereunder.
     (d) Except as set forth on Schedule 3.12(d) and other than rights incidental to the provision of services established in the ordinary course of business, none of the Company Leased Real Property is subject to any option, lease, sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of such property or any portion thereof or to obtain title to all or any portion of such property.
     (e) All material improvements, systems and fixtures on the Company Leased Real Property are in good operating condition and repair and generally are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained. All improvements on the Company Leased Real Property constructed by or on behalf of the Company or any Subsidiary were constructed, to the Knowledge of the Company, in compliance in all material respects with applicable laws, ordinances and regulations affecting such Company Leased Real Property.
     Section 3.13. Assets of the Company and its Subsidiaries.
     (a) The assets, properties and rights of the Company and its Subsidiaries constitute all of the assets, properties and rights which are used in the operation of their business as currently conducted. Except as set forth on Schedule 3.13(a), there are no material assets, properties, rights or interests of any kind or nature that either the Company or any of its Subsidiaries has been using, holding or operating in their business prior to the Closing that will not be used, held or owned by the Company or its Subsidiaries immediately following the Closing.
     (b) Each of the Company and its Subsidiaries has good and valid fee simple title, free and clear of any Liens other than Permitted Liens, to, or a valid leasehold interest under enforceable Leases in, all of its material assets, properties and rights.
     Section 3.14. Intellectual Property.
     (a) The Company and its Subsidiaries own, or have valid and enforceable licenses to use, all the Intellectual Property used by the Company and its Subsidiaries, and such Intellectual Property represents all intellectual property rights necessary for the conduct of their business as and where conducted on the date hereof. The Company and its Subsidiaries are in compliance in all material respects with all licenses relating to the protection of such of the Intellectual Property used by the Company and its Subsidiaries as it uses pursuant to license or other agreement. To the Knowledge of the Company, there are no conflicts with or infringements of any Intellectual Property owned or used by the Company and its Subsidiaries by any third party. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not conflict with, violate, misappropriate, misuse or infringe any proprietary right of any third party. Except as set forth on Schedule 3.14(a), there is no claim, suit, action or proceeding pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries: (i) alleging any such conflict, violation, misappropriation, misuse or infringement with or of any third party’s proprietary rights; or (ii) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Intellectual Property owned or used by the Company and its Subsidiaries.
     (b) Schedule 3.14(b) sets forth a complete and current list of all registrations, applications or filings pertaining to the Intellectual Property owned by the Company and its Subsidiaries (“Company Registered Intellectual Property”) as of the date hereof and the owner of record, date of application or issuance, and relevant jurisdiction as to each. Except as described on Schedule 3.14(b), all Company Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens. All Company Registered Intellectual Property is valid, subsisting, unexpired, and all renewal fees and other maintenance fees that have fallen due on or prior to the Closing have been paid. Except as listed on Schedule 3.14(b), there are no actions that must be taken or payments that must be made by the Company or its Subsidiaries within one hundred eighty (180) days of the Closing that, if not taken or paid, will adversely affect the Intellectual Property owned or used by the Company and its Subsidiaries or the right of the Company or its Subsidiaries to use the same as and where used as of the date hereof. Except as listed on Schedule 3.14(b), no Company Registered Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration. The consummation of the transactions contemplated by this Agreement will not alter or impair in any material respect any Intellectual Property owned or used by the Company and its Subsidiaries.
     (c) Schedule 3.14(c) sets forth a complete list of all material license agreements pertaining to Intellectual Property owned or used by the Company and its Subsidiaries as of the date hereof, except for agreements pertaining to commercially available, off-the-shelf software. Except as set forth on Schedule 3.14(c), neither the Company nor any of its Subsidiaries is under any obligation to pay royalties or other payments in connection with any agreement, nor restricted from assigning its rights respecting Intellectual Property owned or used by the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any agreement relating to the Intellectual Property owned or used by the Company and its Subsidiaries. Neither the Company nor its Subsidiaries is in material default of any such agreement.
     (d) Except as set forth on Schedule 3.14(d), neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of the Company or its Subsidiaries) of its rights to, or in connection with, any Intellectual Property owned or used by the Company and its Subsidiaries, which claim is pending. Except as set forth on Schedule 3.14(d), neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property owned or used by the Company and its Subsidiaries, other than indemnification provisions contained in employment policies and agreements, customer agreements, purchase orders or license agreements arising in the ordinary course of business.
     Section 3.15. Software. To the Knowledge of the Company, none of the operating and applications computer software programs and databases used by the Company and its Subsidiaries that are material to the conduct of their business (collectively, the “Company Software”), nor any use thereof, conflicts with, infringes upon or violates any intellectual property or other proprietary right of any other Person and, no claim, suit, action or other proceeding with respect to any such infringement or violation is pending, or to the Knowledge of the Company, threatened.
     Section 3.16. Licenses and Permits.
     (a) The Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to the Company or any of its Subsidiaries by any Governmental Entity (the “Company Licenses and Permits”) and have taken all necessary action to maintain such Company Licenses and Permits. Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare invalid such Company License and Permit in any respect. The Company Licenses and Permits are sufficient and adequate in all respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries, and none of the operations of the Company or its Subsidiaries are being conducted in a manner that violates in any material respect any of the terms or conditions under which any Company License and Permit was granted.
     (b) The operations of the Company and its Subsidiaries are in compliance in all material respects with applicable federal and state law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the Company Licenses and Permits.
     (c) Other than those listed on Schedule 3.16, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Company Licenses and Permits is pending or, to the Knowledge of the Company, threatened before any Governmental Entity. No notices have been received by and, no claims have been filed against, the Company or its Subsidiaries alleging a failure to hold any requisite permits, regulatory approvals, licenses and other authorization.
     Section 3.17. Compliance with Law.
     (a) Except as set forth on Schedule 3.17, the operations of the business of the Company and its Subsidiaries have been conducted in accordance in all material respects with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Except as set forth on Schedule 3.17, since January 1, 2005, none of the Company or its Subsidiaries has received notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of the Company or its Subsidiaries is in material default with respect to any order, writ, judgment, award, injunction or decree of any national, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.
     (b) The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and the audit committee of the Company’s Board of Directors.
     Section 3.18. Litigation. Except as set forth on Schedule 3.18, there are no material claims, actions, suits, proceedings, subpoenas or, to the Knowledge of the Company, investigations (each, an “Action”) pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator, of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator, of any nature outstanding, or to the Knowledge of the Company, threatened, against either the Company or its Subsidiaries.
     Section 3.19. Contracts.
     (a) Schedule 3.19(a) sets forth a complete and correct list of all Company Contracts as of the date hereof.
     (b) Each Company Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect. Each of the Company and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Company Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the Knowledge of the Company, no other party to any Company Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. The Company has made available to Parent or its representatives true and complete originals or copies of all the Company Contracts.
     (c) A “Company Contract” means any agreement, contract or commitment, oral or written, to which either the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:
     (i) a contract or agreement for the purchase, license (as licensee) or lease (as lessee) by the Company or any of its Subsidiaries of services, materials, products, personal property, supplies, Intellectual Property rights or other assets from any supplier or vendor or for the furnishing of services to the Company or any of its Subsidiaries reasonably expected to involve total payments by the Company and its Subsidiaries in excess of $100,000 in 2007 (the “Company Vendor Contracts”);
     (ii) a mortgage, indenture, security agreement, guaranty, pledge and other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice);
     (iii) an employment, change of control, retention, severance or material consulting agreement;
     (iv) a joint venture, partnership or limited liability company agreement with third parties;
     (v) a non-competition agreement or any other agreement or obligation which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or any of its Subsidiaries may be conducted or (ii) the ability of either of the Company or any of its Subsidiaries to provide any type of service presently conducted by the Company or its Subsidiaries;
     (vi) an agreement containing any exclusivity clause, most-favored-nations clause, benchmarking clause or marked-to-market pricing provision;
     (vii) a Lease requiring annual payments in excess of $50,000;
     (viii) an agreement limiting or restricting the ability of either the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;
     (ix) an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person; or
     (x) any other material agreement not in the ordinary course of the business of the Company and its Subsidiaries.
     Section 3.20. Employee Plans.
     (a) Schedule 3.20(a) sets forth: (i) all “employee benefit plans”, as defined in Section 3(3) of ERISA, and all material employee benefit programs, policies, arrangements or payroll practices, including, without limitation, any such programs, policies, arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation, disability, retirement benefits, deferred compensation, bonus pay, incentive pay, equity or equity-based compensation, stock purchase, hospitalization insurance, medical insurance, life insurance, cafeteria benefits, dependent care reimbursements, prepaid legal benefits, scholarships or tuition reimbursements, sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to contribute thereunder for current or former employees of the Company and its Subsidiaries (the “Company Employee Benefit Plans”), and (ii) all “employee pension plans”, as defined in Section 3(2) of ERISA, maintained or sponsored by the Company or any trade or business (whether or not incorporated) which is under control or treated as a single employer with the Company under Section 414(b), (c), (m), or (o) of the Code

(a “Company ERISA Affiliate”) or to which the Company or any Company ERISA Affiliate has contributed or has been obligated to contribute thereunder (the “Company Pension Plans”).
     (b) True, correct and complete copies of the following documents, with respect to each of the Company Employee Benefit Plans and Company Pension Plans, have been made available to Parent, to the extent applicable: (i) all plans and related trust documents, and amendments thereto; (ii) Forms 5500 filed for the three most recent plan years; (iii) the most recent IRS determination letter; (iv) the most recent summary plan descriptions, annual reports and material modifications; (v) the most recent actuarial report, if any; and (vi) written descriptions of all non-written agreements relating to the Company Employee Benefit Plans. In addition, the most recent financial statements and actuarial valuations for the Company Pension Plans have been made available to Parent.
     (c) None of the Company Employee Benefit Plans or Company Pension Plans is a multiemployer plan, as defined in Section 3(37) of ERISA (“Company Multiemployer Plan”) or subject to Title IV of ERISA or Section 412 of the Code. The Company has not incurred any liability due to a complete or partial withdrawal from a multiemployer plan or due to the termination or reorganization of a multiemployer plan (except for any such liability that has been satisfied in full), and no events have occurred and no circumstance exists, to the Knowledge of the Company, that would reasonably be expected to result in any liability to the Company or a Company ERISA Affiliate.
     (d) Each Company Pension Plan that is intended to qualify under Section 401 of the Code has received a determination letter from the IRS, or can rely on an opinion letter, that it so qualifies and that the trust is exempt from taxation under Section 501 of the Code, and to the Knowledge of the Company, nothing has occurred since the date of determination that would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.
     (e) All contributions (including all employer contributions and employee salary reduction contributions) and all premiums required to have been paid under any of the Company Employee Benefit Plans or Company Pension Plans or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).
     (f) To the Knowledge of the Company, there has been no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Company Employee Benefit Plans or Company Pension Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Company Employee Benefit Plans or Company Pension Plans.
     (g) Except as set forth on Schedule 3.20(g), there are no pending actions, claims or lawsuits which have been asserted or instituted against the Company Employee Benefit Plans or Company Pension Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Employee Benefit Plans or Company Pension Plans with respect to the operation or administration of such plans or the investment of plan assets (other than routine benefit claims), nor does the Company have Knowledge of facts which could form the basis for any such claim or lawsuit. No Company Employee Benefit Plan or Company Pension Plan has been the subject of an audit, investigation or examination by any Governmental Entity to the Knowledge of the Company.
     (h) The Company Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Company Employee Benefit Plans or Company Pension Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or 4975 of the Code pursuant to which the tax or penalty could be material. Except as set forth on Schedule 3.20(h), no stock or other security issued by the Company or any Affiliate forms or has formed a part of the assets of any Company Employee Benefit Plan or Company Pension Plan.
     (i) None of the Company Employee Benefit Plans provide retiree life or retiree health benefits except as may be required under COBRA or any similar state or local law.
     (j) Except as set forth on Schedule 3.20(j) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or together with the occurrence of subsequent events, (i) increase any benefits otherwise payable under any Company Employee Benefit Plan or Company Pension Plan; (ii) result in the acceleration of the time of payment or vesting of any benefits including, but not limited to, benefits under any Company Employee Benefit Plan or Company Contract to any current or former employee; or (iii) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to a payment or benefit that is not deductible by reason of Section 280G of the Code.
     (k) No Company Contract, Company Employee Benefit Plan, warrant or other compensatory or equity-based arrangement with any employee, officer or director of the Company contains any provision requiring the Company to pay on behalf of, or otherwise reimburse, any such individual for any income or excise taxes due by such individual upon payment of any benefits by the Company, other than any such obligations as required by applicable laws or regulations.
     (l) With respect to each option to purchase Company Common Stock, (i) each such option has been granted with an exercise price no lower than “fair market value” (within the meaning of Section 409A of the Code) as of the grant date, (ii) the “grant date” of such option, determined in accordance with applicable tax laws and GAAP, is the same grant date as reflected in the Company’s option and/or stock ledger and (iii) such option has been properly expensed by the Company in accordance with GAAP.
     (m) Each “non qualified deferred compensation plan” (as defined in Section 409(d)(1) of the Code) of the Company (i) has been operated, since January 1, 2005, in good faith compliance with Section 409A of the Code, IRS Notice 2005-1 and Proposed Treasury Regulations promulgated under Section 409A of the Code (the “Proposed Regulations”) and (ii)

has not been “materially modified” (within the meaning of IRS Notice 2005-1 or the Proposed Regulations) at any time after October 3, 2004.
     Section 3.21. Insurance. The Company has made available to Parent a true, complete and accurate copy of the material surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of the Company and its Subsidiaries and their assets, properties and operations. Except as set forth on Schedule 3.21, all such policies and bonds are in full force and effect. None of the Company or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance. For all material claims made under such policies and bonds, the Company and its Subsidiaries have timely complied with any applicable notice provisions.
     Section 3.22. Affiliate Transactions. Except as set forth on Schedule 3.22, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (if such Act were applicable to the Company) other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 3.24 to the extent required to be set forth thereon (or any such ordinary course employment agreements and similar arrangements not required to be set forth on Schedule 3.24 by the limitations contained in the representation and warranty set forth in Section 3.24 hereof).
     Section 3.23. Relationships with Vendors and Content Providers.
     (a) Schedule 3.23(a) sets forth a list of the top 25 vendors by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together) for the fiscal year ended February 3, 2007. To the Knowledge of the Company, no such vendor has expressed in writing or verbally to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with the Company or any of its Subsidiaries.
     (b) Schedule 3.23(b) sets for a list of the top 25 content providers for the Internet Web sites and other electronic media of the Company and its Subsidiaries by dollar amount paid to such providers by the Company and its Subsidiaries for the fiscal year ended February 3, 2007. To the Knowledge of the Company, no such content provider has expressed in writing or verbally to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with the Company or any of its Subsidiaries.
     Section 3.24. Labor Matters.
     (a) Except as set forth on Schedule 3.24(a): (i) neither the Company nor any of its Subsidiaries is a party to any outstanding employment agreements or contracts with officers, managers or employees of either of the Company or its Subsidiaries that are not terminable at will; (ii) neither the Company nor any of its Subsidiaries is a party to any agreement, policy or practice that requires it to pay termination, change of control or severance pay to salaried, non-exempt or hourly employees of such company (other than as required by law); (iii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees nor does the Company have Knowledge of any activities or proceedings of any labor union to organize any such employees; and (iv) neither the Company nor any of its Subsidiaries is a party to any material consulting agreements with any Person providing services to the Company or any of its Subsidiaries.
     (b) Except as set forth on Schedule 3.24(b): (i) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment; (ii) there are no charges with respect to or relating to either the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (iii) neither the Company nor any of its Subsidiaries has received any notice from any national, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and no such investigation is in progress.
     (c) Except as set forth on Schedule 3.24(c), there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or any similar state or local “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.
     (d) Except as set forth on Schedule 3.24(d), neither the Company nor any of its Subsidiaries has any severance plan or severance obligation with respect to its employees.
     Section 3.25. Environmental Matters.
     (a) Each of the Company and its Subsidiaries is and has been at all times prior to the date hereof, in compliance in all material respects with all applicable laws, regulations, common law and other requirements of governmental or regulatory authorities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”). Each of the Company and its Subsidiaries has in effect all material licenses, permits and other authorizations required under all Environmental Laws and is in compliance in all material respects with all such licenses, permits and authorizations.
     (b) The Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws. None of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws. None of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including, without limitation, any obligation for costs of remediation, of any other Person.
     (c) To the Knowledge of the Company, there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Leased Real Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company, or which would be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.
     (d) None of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give, rise to any material liability for any damages or costs of remediation.
     (e) The Company has made available to Parent copies of all environmental studies, investigations, reports or assessments concerning the Company, its Subsidiaries, the Company Leased Real Property and any real property currently or previously owned or operated by the Company or its Subsidiaries.
     Section 3.26. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, other than Financo, Inc. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Financo, Inc. pursuant to which Financo, Inc. would be entitled to any payment relating to the transactions contemplated hereby.
     Section 3.27. State Takeover Statutes; Rights Agreement. The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL, including Section 203 of the DGCL, will not apply to the Merger and the transactions contemplated by this Agreement. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement. The Company does not have a poison pill or a shareholders rights agreement in effect.

     Section 3.28. Information Supplied. The information supplied or to be supplied by the Company specifically for inclusion or incorporation in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by the Company specifically for inclusion in the proxy statement or any amendment or supplement thereto (the “Proxy Statement”) to be included in the Registration Statement and to be sent to the stockholders of Parent in connection with the Parent stockholders meeting to adopt this Agreement and the transactions contemplated hereby (the “Parent Stockholders Meeting”) shall not, on the date the Proxy Statement is first mailed to the stockholders of Parent or at the time of the Parent Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     Section 3.29. Board Approval. The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of the shares of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.
     Section 3.30. Vote Required. The only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, is (i) the affirmative vote of the holders of a majority of (x) the outstanding shares of Company Common Stock entitled to vote thereon and (y) the shares of Company Common Stock into which the outstanding shares of Company Preferred Stock are convertible, voting together as a single class (the “Required Common Vote”) and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Company Preferred Stock (the “Required Preferred Vote, and together with the Required Common Vote, the “Required Company Vote”). As of the date hereof, D.E. Shaw Composite Side Pocket Series I, L.L.C. is the legal and beneficial owner of (A) 100% of the issued and outstanding shares of the Company Preferred Stock and (B) 77.5% of the issued and outstanding shares of the Company Common Stock, and Michael J. Wagner is the legal and beneficial owner of 5.4% of the issued and outstanding shares of the Company Common Stock.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.
     Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

     Section 4.1. Corporate Organization. Each of Parent and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted. Copies of the Parent Organizational Documents and the organizational documents of each Subsidiary of Parent, including Merger Sub, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof. A complete and correct chart showing Parent and all of its direct and indirect Subsidiaries is set forth on Schedule 4.1. The Board of Directors of Parent consists of seven members.
     Section 4.2. Qualification to Do Business. Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.
     Section 4.3. No Conflict or Violation. The execution, delivery and performance by Parent and Merger Sub of this Agreement do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of the Subsidiaries of Parent, (ii) assuming that Parent makes the filings specified in Section 4.4 and obtains the consents, waivers and approvals specified on Schedule 4.4 (and assuming compliance by the Company with Sections 3.3 and 3.4 hereof), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) except as set forth on Schedule 4.3, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Parent Contract or result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either Parent or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Contracts or obligations thereunder, or Parent Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which Parent or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.
     Section 4.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the performance by Parent or its Subsidiaries of their obligations hereunder or thereunder, except for: (i) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4; and (ii) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

     Section 4.5. Authorization and Validity of Agreement. Parent and Merger Sub have the requisite corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, other than the adoption of this Agreement by the stockholders of Parent and Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.
     Section 4.6. Capitalization and Related Matters.
     (a) As of the date hereof, the authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the date hereof:
     (i) 5,646,470 shares of Parent Common Stock are issued and outstanding and no shares of Parent Preferred Stock are issued and outstanding;
     (ii) 132,000 shares of Parent Common Stock are reserved for issuance and issuable upon or otherwise deliverable under the Parent’s 2005 Stock Incentive Plan (the “Parent Stock Plan”) or otherwise in connection with the exercise of outstanding options to purchase Parent Common Stock (“Parent Options”). Schedule 4.6(a)(ii) sets forth the names of all holders, the number of shares of Parent Common Stock covered thereof, the vesting schedule and the exercise prices for the Parent Options and the outstanding shares of restricted Parent Common Stock; and
     (iii) 334,669 shares of Parent Common Stock are reserved for issuance and issuable upon exercise of warrants to purchase Parent Common Stock (“Parent Warrants”). Schedule 4.6(a)(iii) sets forth the names of all holders of Parent Warrants, the number of shares of Parent Common Stock purchasable thereunder and the exercise price(s) therefor.
     (b) The outstanding shares of Parent Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable federal and state securities laws. All grants of Parent Options were validly issued and properly approved by Parent’s Board of Directors in accordance with all applicable law and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. Except as set forth above in Section 4.6(a) or Schedule 4.6(b), no shares of capital stock of Parent are outstanding and Parent does not have outstanding any securities convertible into or exchangeable or exercisable for any shares of capital stock, including Parent Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable or exercisable for any capital stock; and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock. Except as set forth above in Section 4.6(a), Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.
     (c) All of the outstanding shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of Parent (including Merger Sub), as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly. Parent has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of Parent, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of Parent, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of Parent do not have outstanding any securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither Parent nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.
     (d) As of the Closing, the shares of Parent Common Stock issuable in connection with the Merger pursuant to this Agreement shall be duly authorized and, upon issuance, sale and delivery as contemplated by this Agreement, such shares of Parent Common Stock will be validly issued, fully paid and non-assessable securities of Parent.
     Section 4.7. Subsidiaries and Equity Investments. Except as set forth on Schedule 4.7, Parent and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents.
     Section 4.8. Parent SEC Reports.
     (a) Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by

Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2005 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). Each of the Parent SEC Reports filed on or prior to the date hereof, at the time of its filing (except as and to the extent such Parent SEC Report has been modified or superseded in any subsequent Parent SEC Report filed and publicly available prior to the date hereof), and each of the Parent SEC Reports filed after the date hereof, (i) complied or will comply as to form in all material respects with the requirements of the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Parent SEC Reports filed on or prior to the date hereof included, and if filed after the date hereof, will include, all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”), and the internal control report and attestation of Parent’s outside auditors required by Section 404 of the Sarbanes-Oxley Act.
     (b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes and schedules, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.
     (c) As of March 12, 2007, Parent and its Subsidiaries had cash and cash equivalents of $1,668,343, and indebtedness for borrowed money (including accrued interest thereon) outstanding of $7,023,202.
     Section 4.9. Absence of Certain Changes or Events.
     (a) Except as set forth on Schedule 4.9(a), since the date of the Parent Interim Balance Sheet, there has not been:
     (i) any Parent Material Adverse Effect;
     (ii) any material loss, damage, destruction or other casualty to the assets or properties of either Parent or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed);
     (iii) any change in any method of accounting or accounting practice of either Parent or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or

     (iv) any loss of the employment, services or benefits of the chief executive officer of Parent and members of Parent’s senior management who report directly to such chief executive officer.
     (b) Since the date of the Parent Interim Balance Sheet, each of Parent and each of its Subsidiaries has operated in the ordinary course of its business and consistent with past practice and, except as set forth on Schedule 4.9(b), has not:
     (i) incurred any material obligation or liability (whether absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with past practice;
     (ii) failed to discharge or satisfy any material Lien or pay or satisfy any material obligation or liability (whether absolute, accrued, contingent or otherwise), other than Permitted Liens and liabilities being contested in good faith and for which adequate reserves have been provided;
     (iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights;
     (iv) sold or transferred any of its material assets or cancelled any material debts or claims or waived any material rights;
     (v) disposed of any material patents, trademarks or copyrights or any material patent, trademark or copyright applications or registrations;
     (vi) disclosed any of its material trade secrets, except pursuant to written confidentiality obligations;
     (vii) defaulted on any material obligation;
     (viii) entered into any transaction material to its business, except in the ordinary course of business and consistent with past practice;
     (ix) granted any material increase in the compensation or benefits of its key employees other than increases in accordance with past practice not exceeding 8% of the key employee’s annual base compensation then in effect, or entered into any employment, change of control, retention or severance agreement or arrangement with any of them;
     (x) contractually committed to make any capital expenditure for any periods after the date hereof or additions to property, plant and equipment used in its operations other than ordinary repairs and maintenance in excess of $100,000 in the aggregate;
     (xi) laid off any significant number of its employees;
     (xii) discontinued the offering of any material services or product;

     (xiii) incurred any material obligation or liability for the payment of severance benefits;
     (xiv) declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so; or
     (xv) entered into any agreement or made any commitment to do any of the foregoing.
     Section 4.10. Tax Matters. Except as set forth on Schedule 4.10:
     (a) (i) Parent and each of its Subsidiaries have filed when due all income Tax Returns and other material Tax Returns required by applicable law to be filed with respect to Parent and each of its Subsidiaries; (ii) all income Taxes and other material Taxes owed by Parent and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iii) any liability of Parent or any of its Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of Parent in accordance with GAAP;
     (b) there is no action, suit, proceeding, investigation, audit or claim now pending with respect to Parent or any of its Subsidiaries in respect of any income Tax or other material Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;
     (c) since January 1, 2000, no claim has been made in writing by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;
     (d) (i) there is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Taxes or file any Tax Returns; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent or any of its Subsidiaries that is currently in force; (iii) the federal statute of limitations for tax years of Parent and its Subsidiaries has closed for all years ending prior to January 1, 2002; and (iv) neither Parent nor any of its Subsidiaries is a party to or bound by any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;
     (e) Parent and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;
     (f) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

     (g) neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;
     (h) there is no Lien, other than a Permitted Lien, affecting any of the assets, properties or rights of Parent and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;
     (i) neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which is Parent) or (ii) has any liability for the Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;
     (j) Parent and its Subsidiaries have neither (i) made, changed or revoked, or permitted to be made, changed or revoked, any election or method of accounting with respect to Taxes affecting or relating to Parent and its Subsidiaries, nor (ii) entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to Parent and its Subsidiaries;
     (k) neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and
     (l) neither Parent nor any of its Subsidiaries have a permanent establishment in a foreign jurisdiction.
     Section 4.11. Absence of Undisclosed Liabilities. Except as set forth on Schedule 4.11(a), there are no material liabilities or obligations of Parent or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than (A) liabilities or obligations disclosed and provided for in the consolidated balance sheet of Parent as of September 30, 2006 included in the Parent SEC Reports (the “Parent Interim Balance Sheet”) or (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Parent Interim Balance Sheet. Except as shown on Schedule 4.11(b), neither Parent nor any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.
     Section 4.12. Parent Property.
     (a) Parent and its Subsidiaries own no real property.

     (b) Schedule 4.12(b) sets forth a list of all leases, licenses, permits, subleases and occupancy agreements, together with all material amendments thereto, in which either Parent or any of its Subsidiaries has a leasehold interest or similar occupancy rights, whether as lessor or lessee, and (i) which are material to the operation of Parent and its Subsidiaries, taken as a whole, or (ii) which involve payments by Parent or its Subsidiaries in excess of $50,000 per year (each, a “Parent Lease” and collectively, the “Parent Leases”; the property covered by Parent Leases under which either Parent or any of its Subsidiaries is a lessee is referred to herein as the “Parent Leased Real Property”). Neither Parent nor any of its Subsidiaries is a party to any Parent Contract (other than a Lease) with the lessor of any Parent Leased Real Property, which gives such lessor any right to terminate or adversely alter the terms of the Parent Lease to which such lessor is a party. Parent or its Subsidiaries enjoys peaceful and undisturbed possession of the Parent Leased Real Property pursuant to the Parent Leases. No option has been exercised under any of such Parent Leases, except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has been made available to the Company with the corresponding Parent Lease. Except as set forth on Schedule 4.12(b), the transactions contemplated by this Agreement do not require the consent or approval of the other party to the Parent Leases.
     (c) Since the date of the Parent Interim Balance Sheet, no Parent Lease has been modified or amended in writing in any way materially adverse to the business of Parent and its Subsidiaries except as set forth on Schedule 4.12(c) and no party to any Parent Lease has given either Parent or any of its Subsidiaries written notice of or, to the Knowledge of Parent, made a claim with respect to, any breach or default thereunder.
     (d) Except as set forth on Schedule 4.12(d) and other than rights incidental to the provision of services established in the ordinary course of business, none of the Parent Leased Real Property is subject to any option, lease, sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of such property or any portion thereof or to obtain title to all or any portion of such property.
     (e) All material improvements, systems and fixtures on the Parent Leased Real Property are in good operating condition and repair and generally are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained. All improvements on the Parent Leased Real Property constructed by or on behalf of Parent or any Subsidiary were constructed, to the Knowledge of Parent, in compliance in all material respects with applicable laws, ordinances and regulations affecting such Parent Leased Real Property.
     Section 4.13. Assets of Parent and its Subsidiaries.
     (a) The assets, properties and rights of Parent and its Subsidiaries constitute all of the assets, properties and rights which are used in the operation of their business as currently conducted. Except as set forth on Schedule 4.13(a), there are no material assets, properties, rights or interests of any kind or nature that either Parent or any of its Subsidiaries has been using, holding or operating in their business prior to the Closing that will not be used, held or owned by Parent or its Subsidiaries immediately following the Closing.

     (b) Each of Parent and its Subsidiaries has good and valid fee simple title, free and clear of any Liens other than Permitted Liens, to, or a valid leasehold interest under enforceable Leases in, all of its material assets, properties and rights.
     Section 4.14. Intellectual Property.
     (a) Parent and its Subsidiaries own, or have valid and enforceable licenses to use, all the Intellectual Property used by Parent and its Subsidiaries, and such Intellectual Property represents all intellectual property rights necessary for the conduct of their business as and where conducted on the date hereof. Parent and its Subsidiaries are in compliance in all material respects with all licenses relating to the protection of such of the Intellectual Property used by Parent and its Subsidiaries as it uses pursuant to license or other agreement. To the Knowledge of Parent, there are no conflicts with or infringements of any Intellectual Property used by Parent and its Subsidiaries by any third party. To the Knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not conflict with, violate, misappropriate, misuse or infringe any proprietary right of any third party. There is no claim, suit, action or proceeding pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries: (i) alleging any such conflict, violation, misappropriation, misuse or infringement with or of any third party’s proprietary rights; or (ii) challenging Parent’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Intellectual Property owned or used by Parent and its Subsidiaries.
     (b) Schedule 4.14(b) sets forth a complete and current list of all registrations, applications or filings pertaining to the Intellectual Property owned by Parent and its Subsidiaries (“Parent Registered Intellectual Property”) as of the date hereof and the owner of record, date of application or issuance, and relevant jurisdiction as to each. Except as described on Schedule 4.14(b), all Parent Registered Intellectual Property is owned by Parent and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens. All Parent Registered Intellectual Property is valid, subsisting, unexpired, and all renewal fees and other maintenance fees that have fallen due on or prior to the Closing have been paid. Except as listed on Schedule 4.14(b), there are no actions that must be taken or payments that must be made by Parent or its Subsidiaries within one hundred eighty (180) days of the Closing that, if not taken or paid, will adversely affect the Intellectual Property owned or used by Parent and its Subsidiaries or the right of Parent or its Subsidiaries to use the same as and where used as of the date hereof. Except as listed on Schedule 4.14(b), no Parent Registered Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration. The consummation of the transactions contemplated by this Agreement will not alter or impair in any material respect any Intellectual Property owned or used by Parent and its Subsidiaries.
     (c) Schedule 4.14(c) sets forth a complete list of all material license agreements pertaining to Intellectual Property owned or used by Parent and its Subsidiaries as of the date hereof, except for agreements pertaining to commercially available, off-the-shelf software. Except as set forth on Schedule 4.14(c), neither Parent nor any of its Subsidiaries is under any obligation to pay royalties or other payments in connection with any agreement, nor restricted from assigning its rights respecting Intellectual Property owned or used by Parent and its Subsidiaries. Neither Parent nor any of its Subsidiaries will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any agreement relating to the Intellectual Property owned or used by Parent and its Subsidiaries. Neither Parent nor its Subsidiaries is in material default of any such agreement.
     (d) Except as set forth on Schedule 4.14(d), neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of Parent or its Subsidiaries) of its rights to, or in connection with, any Intellectual Property owned or used by Parent and its Subsidiaries, which claim is pending. Except as set forth on Schedule 4.14(d), neither Parent nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property owned or used by Parent and its Subsidiaries, other than indemnification provisions contained in employment policies and agreements, customer agreements, purchase orders or license agreements arising in the ordinary course of business.
     Section 4.15. Software. To the Knowledge of Parent, none of the operating and applications computer software programs and databases used by Parent and its Subsidiaries that are material to the conduct of their business (collectively, the “Parent Software”), nor any use thereof, conflicts with, infringes upon or violates any intellectual property or other proprietary right of any other Person and, no claim, suit, action or other proceeding with respect to any such infringement or violation is pending, or to the Knowledge of Parent, threatened.
     Section 4.16. Licenses and Permits.
     (a) Parent and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to Parent or any of its Subsidiaries by any Governmental Entity (the “Parent Licenses and Permits”) and have taken all necessary action to maintain such Parent Licenses and Permits. Each Parent License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of Parent, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare invalid such Parent License and Permit in any respect. The Parent Licenses and Permits are sufficient and adequate in all respects to permit the continued lawful conduct of the business of Parent and its Subsidiaries, and none of the operations of Parent or its Subsidiaries are being conducted in a manner that violates in any material respect any of the terms or conditions under which any Parent License and Permit was granted.
     (b) The operations of Parent and its Subsidiaries are in compliance in all material respects with applicable federal and state law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither Parent nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the Parent Licenses and Permits.
     (c) Other than those listed on Schedule 4.16, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Parent Licenses and Permits is pending or, to the Knowledge of Parent, threatened before any

Governmental Entity. No notices have been received by and, no claims have been filed against, Parent or its Subsidiaries alleging a failure to hold any requisite permits, regulatory approvals, licenses and other authorization.
     Section 4.17. Compliance with Law.
     (a) Except as set forth on Schedule 4.17, the operations of the business of Parent and its Subsidiaries have been conducted in accordance in all material respects with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Except as set forth on Schedule 4.17, since January 1, 2005, none of Parent or its Subsidiaries has received notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of Parent or its Subsidiaries is in material default with respect to any order, writ, judgment, award, injunction or decree of any national, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.
     (b) Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Parent has previously disclosed to the Company the information required to be disclosed by Parent and certain of its officers to Parent’s Board of Directors or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.
     (c) The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and the audit committee of Parent’s Board of Directors.
     (d) Parent is eligible to register the shares of Parent Common Stock on a registration statement on Form S-3 under the Securities Act.
     Section 4.18. Litigation. Except as set forth on Schedule 4.18, there are no material Actions pending or, to the Knowledge of Parent, threatened, before any Governmental

Entity, or before any arbitrator, of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator, of any nature outstanding, or to the Knowledge of Parent, threatened, against either Parent or any of its Subsidiaries.
     Section 4.19. Contracts.
     (a) Schedule 4.19(a) sets forth a complete and correct list of all Parent Contracts as of the date hereof.
     (b) Each Parent Contract is valid, binding and enforceable against Parent or its Subsidiaries and, to the Knowledge of Parent, against the other parties thereto in accordance with its terms, and in full force and effect. Each of Parent and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Parent Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the Knowledge of Parent, no other party to any Parent Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. Parent has made available to the Company or its representatives true and complete originals or copies of all the Parent Contracts.
     (c) A “Parent Contract” means any agreement, contract or commitment, oral or written, to which either Parent or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:
     (i) a contract or agreement for the purchase, license (as licensee) or lease (as lessee) by Parent or any of its Subsidiaries of services, materials, products, personal property, supplies, Intellectual Property rights or other assets from any supplier or vendor or for the furnishing of services to Parent or any of its Subsidiaries reasonably expected to involve total payments by Parent and its Subsidiaries in excess of $100,000 in 2007 (the “Parent Vendor Contracts”);
     (ii) a mortgage, indenture, security agreement, guaranty, pledge and other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice);
     (iii) an employment, change of control, retention, severance or material consulting agreement;
     (iv) a joint venture, partnership or limited liability company agreement with third parties;
     (v) a non-competition agreement or any other agreement or obligation which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of Parent or any of its Subsidiaries may be conducted or (ii) the ability of either of Parent or any of its Subsidiaries to provide any type of service presently conducted by Parent or its Subsidiaries;
     (vi) an agreement containing any exclusivity clause, most-favored-nations clause, benchmarking clause or marked-to-market pricing provision;
     (vii) a Lease requiring annual payments in excess of $50,000;
     (viii) an agreement limiting or restricting the ability of either Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;
     (ix) an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person; or
     (x) any other material agreement not in the ordinary course of the business of Parent and its Subsidiaries.
     Section 4.20. Employee Plans.
     (a) Schedule 4.20(a) sets forth: (i) all “employee benefit plans”, as defined in Section 3(3) of ERISA, and all material employee benefit programs, policies, arrangements or payroll practices, including, without limitation, any such programs, policies, arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation, disability, retirement benefits, deferred compensation, bonus pay, incentive pay, equity or equity-based compensation, stock purchase, hospitalization insurance, medical insurance, life insurance, cafeteria benefits, dependent care reimbursements, prepaid legal benefits, scholarships or tuition reimbursements, sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is obligated to contribute thereunder for current or former employees of Parent and its Subsidiaries (the “Parent Employee Benefit Plans”), and (ii) all “employee pension plans”, as defined in Section 3(2) of ERISA, maintained or sponsored by Parent or any trade or business (whether or not incorporated) which is under control or treated as a single employer with Parent under Section 414(b), (c), (m), or (o) of the Code (a “Parent ERISA Affiliate”) or to which Parent or any Parent ERISA Affiliate has contributed or has been obligated to contribute thereunder (the “Parent Pension Plans”).
     (b) True, correct and complete copies of the following documents, with respect to each of the Parent Employee Benefit Plans and Parent Pension Plans, have been made available to the Company, to the extent applicable: (i) all plans and related trust documents, and amendments thereto; (ii) Forms 5500 filed for the three most recent plan years; (iii) the most recent IRS determination letter; (iv) the most recent summary plan descriptions, annual reports and material modifications; (v) the most recent actuarial report, if any; and (vi) written descriptions of all non-written agreements relating to the Parent Employee Benefit Plans. In addition, the most recent financial statements and actuarial valuations for the Parent Pension Plans have been made available to the Company.
     (c) None of the Parent Employee Benefit Plans or Parent Pension Plans is a multiemployer plan, as defined in Section 3(37) of ERISA (“Parent Multiemployer Plan”) or

subject to Title IV of ERISA or Section 412 of the Code. Parent has not incurred any liability due to a complete or partial withdrawal from a multiemployer plan or due to the termination or reorganization of a multiemployer plan (except for any such liability that has been satisfied in full), and no events have occurred and no circumstance exists, to the Knowledge of Parent, that would reasonably be expected to result in any liability to Parent or a Parent ERISA Affiliate.
     (d) Each Parent Pension Plan that is intended to qualify under Section 401 of the Code has received a determination letter from the IRS, or can rely on an opinion letter, that it so qualifies and that the trust is exempt from taxation under Section 501 of the Code, and to the Knowledge of Parent, nothing has occurred since the date of determination that would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.
     (e) All contributions (including all employer contributions and employee salary reduction contributions) and all premiums required to have been paid under any of the Parent Employee Benefit Plans or Parent Pension Plans or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).
     (f) To the Knowledge of Parent, there has been no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Parent Employee Benefit Plans or Parent Pension Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Parent Employee Benefit Plans or Parent Pension Plans.
     (g) Except as set forth on Schedule 4.20(g), there are no pending actions, claims or lawsuits which have been asserted or instituted against the Parent Employee Benefit Plans or Parent Pension Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Parent Employee Benefit Plans or Parent Pension Plans with respect to the operation or administration of such plans or the investment of plan assets (other than routine benefit claims), nor does Parent have Knowledge of facts which could form the basis for any such claim or lawsuit. No Parent Employee Benefit Plan or Parent Pension Plan has been the subject of an audit, investigation or examination by any Governmental Entity to the Knowledge of Parent.
     (h) The Parent Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations. None of Parent, its Subsidiaries, or, to the Knowledge of Parent, any “party in interest” or “disqualified person” with respect to the Parent Employee Benefit Plans or Parent Pension Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or 4975 of the Code pursuant to which the tax or penalty could be material. Except as set forth on Schedule 4.20(h), no stock or other security issued by Parent or any Affiliate forms or has formed a part of the assets of any Parent Employee Benefit Plan or Parent Pension Plan.

     (i) None of the Parent Employee Benefit Plans provide retiree life or retiree health benefits except as may be required under COBRA or any similar state or local law.
     (j) Except as set forth on Schedule 4.20(j) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or together with the occurrence of subsequent events, (i) increase any benefits otherwise payable under any Parent Employee Benefit Plan or Parent Pension Plan; (ii) result in the acceleration of the time of payment or vesting of any benefits including, but not limited to, benefits under any Parent Employee Benefit Plan, Parent Pension Plan or Parent Contract to any current or former employee; or (iii) entitle any current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries to a payment or benefit that is not deductible by reason of Section 280G of the Code.
     (k) No Parent Contract, Parent Employee Benefit Plan, warrant or other compensatory or equity-based arrangement with any employee, officer or director of Parent contains any provision requiring Parent to pay on behalf of, or otherwise reimburse, any such individual for any income or excise taxes due by such individual upon payment of any benefits by Parent, other than any such obligations as required by applicable laws or regulations.
     (l) With respect to each option to purchase Parent Common Stock, (i) each such option has been granted with an exercise price no lower than “fair market value” (within the meaning of Section 409A of the Code) as of the grant date, (ii) the “grant date” of such option, determined in accordance with applicable tax laws and GAAP, is the same grant date as reflected in Parent’s option and/or stock ledger and (iii) such option has been properly expensed by Parent in accordance with GAAP.
     (m) Each “non qualified deferred compensation plan” (as defined in Section 409(d)(1) of the Code) of Parent (i) has been operated, since January 1, 2005, in good faith compliance with Section 409A of the Code, IRS Notice 2005-1 and the Proposed Regulations and (ii) has not been “materially modified” (within the meaning of IRS Notice 2005-1 or the Proposed Regulations) at any time after October 3, 2004.
     Section 4.21. Insurance. Parent has made available to the Company a true, complete and accurate copy of the material surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of Parent and its Subsidiaries and their assets, properties and operations. Except as set forth on Schedule 4.21, all such policies and bonds are in full force and effect. None of Parent or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of Parent or its Subsidiaries received notice of cancellation of or cancelled any such insurance. For all material claims made under such policies and bonds, Parent and its Subsidiaries have timely complied with any applicable notice provisions.
     Section 4.22. Affiliate Transactions. Except as set forth on Schedule 4.22, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director or executive officer of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 4.24 to the extent required to be set forth thereon (or any such ordinary course employment agreements and similar arrangements not required to be set forth on Schedule 4.24 by the limitations contained in the representation and warranty set forth in Section 4.24 hereof).
     Section 4.23. Relationships with Vendors and Content Providers.
     (a) Schedule 4.23(a) sets forth a list of the top 25 vendors by dollar amount paid to such vendors by Parent and its Subsidiaries (taken together) for the year ended December 31, 2006. To the Knowledge of Parent, no such vendor has expressed in writing or verbally to Parent or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with Parent or any of its Subsidiaries.
     (b) Schedule 4.23(b) sets for a list of the top 25 content providers for the Internet Web sites and other electronic media of Parent and its Subsidiaries by dollar amount paid to such providers by the Company and its Subsidiaries for the year ended December 31, 2006. To the Knowledge of Parent, no such content provider has expressed in writing or verbally to Parent or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with Parent or any of its Subsidiaries.
     Section 4.24. Labor Matters.
     (a) Except as set forth on Schedule 4.24(a): (i) neither Parent nor any of its Subsidiaries is a party to any outstanding employment agreements or contracts with officers, managers or employees of either of Parent or its Subsidiaries that are not terminable at will; (ii) neither Parent nor any of its Subsidiaries is a party to any agreement, policy or practice that requires it to pay termination, change of control or severance pay to salaried, non-exempt or hourly employees of such company (other than as required by law); (iii) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees nor does Parent have Knowledge of any activities or proceedings of any labor union to organize any such employees; and (iv) neither Parent nor any of its Subsidiaries is a party to any material consulting agreements with any Person providing services to Parent or any of its Subsidiaries.
     (b) Except as set forth on Schedule 4.24(b): (i) each of Parent and its Subsidiaries is in compliance in all material respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment; (ii) there are no charges with respect to or relating to either Parent or its Subsidiaries pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (iii) neither Parent nor any of its Subsidiaries has received any notice from any national, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of Parent or its Subsidiaries and no such investigation is in progress.

     (c) Except as set forth on Schedule 4.24(c), there has been no “mass layoff” or “plant closing” as defined by WARN with respect to the current or former employees of Parent or its Subsidiaries.
     (d) Except as set forth on Schedule 4.24(d), neither Parent nor any of its Subsidiaries has any severance plan or severance obligation with respect to its employees.
     Section 4.25. Environmental Matters. Except as set forth on Schedule 4.25:
     (a) Each of Parent and its Subsidiaries is, and has been at all times prior to the date hereof, in compliance in all material respects with all applicable Environmental Laws. Each of Parent and its Subsidiaries has in effect all material licenses, permits and other authorizations required under all Environmental Laws and is in compliance in all material respects with all such licenses, permits and authorizations.
     (b) Parent and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Parent or its Subsidiaries which would be reasonably expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws. None of Parent or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries under any Environmental Law which would reasonably be expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws. None of Parent or its Subsidiaries has entered into any agreement pursuant to which Parent or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including, without limitation, any obligation for costs of remediation, of any other Person.
     (c) To the Knowledge of Parent, there has been no release or threatened release of Hazardous Material on, at or beneath any of the Parent Leased Real Property or other properties currently or previously owned or operated by Parent or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by Parent, or which would be expected to give rise to any other material liability or damages to Parent or its Subsidiaries under any Environmental Laws.
     (d) None of Parent or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give, rise to any material liability for any damages or costs of remediation.
     (e) Parent has made available to the Company copies of all environmental studies, investigations, reports or assessments concerning Parent, its Subsidiaries, the Parent Leased Real Property and any real property currently or previously owned or operated by Parent or its Subsidiaries.

     Section 4.26. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from Parent or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, other than Banc of America Securities LLC. Parent has heretofore furnished to the Company a complete and correct copy of all agreements between Parent and Banc of America Securities LLC pursuant to which Banc of America Securities LLC would be entitled to any payment relating to the transactions contemplated hereby.
     Section 4.27. State Takeover Statutes; Rights Agreement. The Board of Directors of Parent has taken all action necessary to ensure that any restrictions on business combinations contained in the FBCA, including Section 607.0902 of the FBCA, will not apply to the Merger, the Voting Agreement or the transactions contemplated by this Agreement, including the acquisition of shares of Parent Common Stock issuable in the Merger to D. E. Shaw Composite Side Pocket Series I, L.L.C. or its Affiliates. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent’s Organizational Documents is, or at the Effective Time will be, applicable to Parent, the Parent Common Stock, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement. Parent does not have a poison pill or a shareholders rights agreement in effect.
     Section 4.28. Information Supplied. The information in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of Parent or at the time of the Parent Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     Section 4.29. Board Approval. The Board of Directors of each of Parent and Merger Sub, at meetings duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, Parent, Merger Sub and their respective stockholders, (ii) approved this Agreement, the Voting Agreement (for purposes of Section 607.0902 of the FBCA) and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Stock in connection with the Merger, and (iii) resolved to recommend that their respective stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.
     Section 4.30. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock (the “Required Parent Vote”) entitled to vote thereon and the affirmative vote of the holders of a majority of the outstanding shares of the common stock, par value $0.0001 per share, of Merger Sub entitled to vote thereon (the “Required Merger Sub Vote” and, together with the Required Parent Vote, the “Required Cumulative Parent Vote”) are the only vote of the holders of any class or series of Parent’s and Merger Sub’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. As of the date hereof, the shares of Parent Common Stock subject to the Voting Agreement held beneficially and of record by the Voting Agreement Stockholders constitute in the aggregate approximately 38% of the issued and outstanding shares of the Parent Common Stock.
     Section 4.31. Opinion of Parent’s Financial Advisor. The Board of Directors of Parent has received an opinion from Banc of America Securities LLC, financial advisor to Parent, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point to view, to Parent.
ARTICLE V.
COVENANTS OF THE COMPANY.
     The Company hereby covenants as follows:
     Section 5.1. Conduct of Business Before the Closing Date.
     (a) Except as set forth on Schedule 5.1(a), the Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless Parent shall otherwise consent in writing: (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws; (ii) the Company shall continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (iii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers and key employees of the Company and its Subsidiaries and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of Parent:
     (i) make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;
     (ii) make any change in any of its organizational documents; issue any additional shares of capital stock (other than upon the exercise of options to purchase shares of Company Common Stock outstanding on the date hereof), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable or exercisable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;
     (iii) make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its tangible assets, Company Leased Real Property or rights or any part thereof other than dispositions of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business and consistent with past practice;
     (iv) sell, transfer, exclusively license or abandon any of its material Intellectual Property;
     (v) subject any of its assets, properties or rights, or any part thereof, to any Lien or suffer such to exist other than Permitted Liens, except in connection with the GMAC Financing;
     (vi) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of the Company and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;
     (vii) acquire, lease or sublease any material tangible assets, raw materials or properties (including any real property), or enter into any other transaction, other than in the ordinary course of business and consistent with past practice;
     (viii) enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except as otherwise provided pursuant to the terms of any plan or agreement, as required by law, to the extent necessary to avoid imposition of any taxes under Section 409A or Section 4999 of the Code or for increases in compensation to rank and file employees in accordance with pre-existing contractual provisions and/or consistent with past practice;
     (ix) contractually commit to make capital expenditures for any post-Closing period in excess of $500,000 in the aggregate;
     (x) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than wholly owned Subsidiaries);

     (xi) fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date of this Agreement;
     (xii) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any accounts receivable except in the ordinary course of business and consistent with past practice;
     (xiii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;
     (xiv) settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of the Company or its Subsidiaries;
     (xv) make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on the Company and its Subsidiaries or terminate, or waive any right or remedy under, any Company Contract, bid or expenditure, where such Company Contract, bid or expenditure is for a Company Contract entailing payments in excess of $100,000, other than in the ordinary course of business and consistent with past practice;
     (xvi) lend money to any Person or incur or guarantee any indebtedness for borrowed money or enter into any capital lease obligation, except in connection with the GMAC Financing;
     (xvii) use any of the Company’s or any of its Subsidiaries’ funds or other assets to pay down or pay off any of the Company’s or any such Subsidiaries’ indebtedness for borrowed money outstanding as of the date of the Company’s Interim Balance Sheet, or incurred by the Company or any such Subsidiary thereafter, other than drawdowns and repayments under the Company’s revolving credit facilities consistent with the past cash management practices of the Company;
     (xviii) take any action to accelerate the vesting of, or cause any restriction to lapse with respect to, any stock-based compensation; or
     (xix) commit to do any of the foregoing.
     (b) Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.
     Section 5.2. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 9.1 hereof, the Company shall promptly give to Parent written notice with particularity upon having Knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant of the Company contained in this Agreement.
     Section 5.3. Affiliate Letter. The Company shall deliver on the date hereof a letter to Parent identifying all persons who, to the Knowledge of the Company, are “affiliates” of the Company for purposes of Rule 145 under the Securities Act.
     Section 5.4. Exchange of Company Debt and Conversion of Company Preferred Stock. The Company shall use its reasonable best efforts to cause all of the Company’s indebtedness for borrowed money outstanding as of the Closing (including an amount sufficient to pay in cash any fees of the Company relating to the transactions contemplated by this Agreement, prepaid or otherwise, but excluding any amounts outstanding under the GMAC Financing, which GMAC Financing shall not be used to pay any such transaction fees) to be exchanged for shares of Company Common Stock, and upon such exchange shall terminate all security interests in, and pledges of, assets of the Company and its Subsidiaries related thereto and shall make any and all filings required in connection therewith (the “Company Debt Exchange”). The Company shall take all corporate action necessary to cause all shares of Company Preferred Stock outstanding as of the date of this Agreement to be converted (the “Company Preferred Stock Conversion”) into shares of Company Common Stock, effective immediately prior to the Effective Time, in accordance with the terms of such Company Preferred Stock.
ARTICLE VI.
COVENANTS OF PARENT AND MERGER SUB.
     Section 6.1. Conduct of Business Before the Closing Date.
     (a) Except as set forth on Schedule 6.1, Parent covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless the Company shall otherwise consent in writing: (i) the businesses of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required to be filed with the SEC by Parent pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act; (ii) Parent shall continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (iii) Parent shall use its commercially reasonable efforts consistent with the foregoing to preserve intact the business organization of Parent and its Subsidiaries, to keep available the services of the present officers and key employees of Parent and its Subsidiaries and to preserve, in all material respects, the present relationships of Parent and its Subsidiaries with persons with which Parent or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of the Company:
     (i) make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;
     (ii) make any change in any of its organizational documents; issue any additional shares of capital stock (other than (a) pursuant to the Parent Private Placement or (b) upon the exercise of options or warrants to purchase shares of Parent Common Stock outstanding on the date hereof), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable or exercisable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise, or agree to register under the Securities Act any capital stock of Parent or any of its Subsidiaries except on terms subordinate to those granted pursuant to the Registration Rights Agreement;
     (iii) make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its tangible assets, Parent Leased Real Property or rights or any part thereof other than dispositions of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business and consistent with past practice;
     (iv) sell, transfer, exclusively license or abandon any of its material Intellectual Property;
     (v) subject any of its assets, properties or rights, or any part thereof, to any Lien or suffer such to exist other than Permitted Liens;
     (vi) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Parent and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;
     (vii) acquire, lease or sublease any material tangible assets, raw materials or properties (including any real property), or enter into any other transaction, other than in the ordinary course of business and consistent with past practice;
     (viii) enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except as otherwise provided pursuant to the terms of any plan or agreement, as required by law, to the extent necessary to avoid imposition of any taxes under Section 409A or Section 4999 of the Code or for increases in compensation to rank and file employees in accordance with pre-existing contractual provisions and/or consistent with past practice;
     (ix) contractually commit to make capital expenditures for any post-Closing period in excess of $500,000 in the aggregate;
     (x) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than wholly owned Subsidiaries);
     (xi) fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date of this Agreement;
     (xii) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any accounts receivable except in the ordinary course of business and consistent with past practice;
     (xiii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to Parent or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Parent or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;
     (xiv) settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of Parent or its Subsidiaries;
     (xv) make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on Parent and its Subsidiaries or terminate, or waive any right or remedy under, any Parent Contract, bid or expenditure, where such Parent Contract, bid or expenditure is for a Parent Contract entailing payments in excess of $100,000, other than in the ordinary course of business and consistent with past practice;
     (xvi) lend money to any Person or incur or guarantee any indebtedness for borrowed money or enter into any capital lease obligation;
     (xvii) use any of Parent’s or any of its Subsidiaries’ funds or other assets to pay down or pay off any of Parent’s or any such Subsidiaries’ indebtedness for borrowed money outstanding as of the date of the Parent Interim Balance Sheet, or incurred by Parent or any such Subsidiary thereafter;
     (xviii) take any action to accelerate the vesting of, or cause any restriction to lapse with respect to, any stock-based compensation; or
     (xix) commit to do any of the foregoing.
     (b) Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.
     Section 6.2. Indemnification Continuation.
     (a) For purposes of this Section 6.2, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, an officer or director of the Company or who was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or as general partner of any partnership or trustee of any trust, and can provide evidence thereof to Parent acceptable to Parent in its sole discretion and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.
     (b) From and for a period of six years after the Effective Time, Parent shall, or Parent shall cause the Surviving Company to, provide indemnification to each Indemnified Person to the same extent and under similar conditions and procedures as such Indemnified Person is entitled on the date hereof in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or trustee of any trust, at or prior to the Effective Time, whether pertaining to any matter arising before or after the Effective Time. An Indemnified Person shall repay the Surviving Company for any expenses incurred by the Surviving Company in connection with the indemnification of such Indemnified Person pursuant to this Section 6.2 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification by the Company immediately prior to the Closing.

     (c) Parent shall, or shall cause the Surviving Company to, provide or maintain in effect for six years from the Effective Time (the “Tail Period”), through the purchase of run-off coverage or otherwise, directors’ and officers’ liability insurance covering the Indemnified Persons who are covered by the directors’ and officers’ liability insurance policy provided for directors and officers of the Company and its Subsidiaries as of the date hereof (the “Existing Policy”), on terms (other than with respect to minimum aggregate limits of liability for directors’ and officers’ liability insurance coverage) comparable to the Existing Policy and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ liability insurance for the Indemnified Persons of at least $3,000,000 and deductibles no larger than those customary for such type of insurance coverage; provided, however, that in no event shall the Surviving Company be required to expend in excess of 150% of the amount of the current annual premium for the Existing Policy in average annual premiums for such insurance coverage with respect to the Tail Period, and if the premiums of such insurance coverage exceed such average annual amount, the Surviving Company shall be obligated to maintain or obtain a policy with the greatest coverage available for a cost not exceeding such average annual amount; and, provided further, that the premiums payable with respect to such insurance coverage for the entire Tail Period shall be paid in a single lump-sum payment at the commencement of the Tail Period.
     (d) The provisions of this Section 6.2 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.
     Section 6.3. Repayment of Debt. Parent shall use its reasonable best efforts to effect the Parent Private Placement and to cause all of Parent’s indebtedness for borrowed money outstanding as of the Closing (including an amount sufficient to pay in cash any fees of Parent or Merger Sub relating to the Parent Private Placement or the transactions contemplated by this Agreement, prepaid or otherwise) to be repaid immediately prior to the Effective Time from the net proceeds to Parent thereof, and upon such repayment shall terminate all security interests in, and pledges of, assets of Parent and its Subsidiaries related thereto and shall make any and all filings required in connection therewith (the “Parent Debt Repayment”).
     Section 6.4. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 9.1 hereof, Parent shall promptly give to the Company written notice with particularity upon having Knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub contained in this Agreement.
     Section 6.5. S-8 Registration Statement. As of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Rollover Options and Other Stock Awards.

ARTICLE VII.
ADDITIONAL COVENANTS OF THE PARTIES.
     Section 7.1. Preparation of Proxy Statement and Registration Statement; Parent Stockholders Meeting.
     (a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file the Registration Statement (which shall contain the Proxy Statement) with the SEC in connection with the registration under the Securities Act of (i) the aggregate Merger Consideration to be issued in the Merger and (ii) the resale of the aggregate Merger Consideration received by the Former Company Stockholders in the Merger, in a maximum amount thereof not to exceed two-thirds of the shares of the Parent Common Stock issued as Merger Consideration. The Registration Statement shall contain a resale prospectus for the benefit of such Former Company Stockholders as selling stockholders. Parent shall use its reasonable best efforts to cause the Registration Statement to be reviewed by the SEC and, subject to such review period, to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective until the final sale by the selling stockholders of all shares of Parent Common Stock registered on the Registration Statement. The Proxy Statement shall include the recommendation of the Board of Directors of Parent in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board of Directors of Parent shall have withdrawn or modified its approval or recommendation of this Agreement to the extent such action is permitted by Section 7.5 hereof. Parent shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Parent shall promptly provide copies to the Company, consult with the Company and prepare written responses with respect to any written comments received from the SEC with respect to the Registration Statement and advise the Company of any oral comments received from the SEC. The Registration Statement and the Proxy Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.
     (b) Parent shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Registration Statement shall be filed without the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Parent.
     (c) Whether or not Parent’s Board of Directors has withdrawn, modified or amended its recommendation of the Merger and the other transactions contemplated by this Agreement, Parent shall cause the Parent Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Parent Vote and in any event not more than 30 days after the Registration Statement has become effective. In connection with such meeting, Parent will (i) subject to Section 7.5(b) hereof, use its reasonable best efforts to obtain the Required Parent Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.
     Section 7.2. Access to Information.
     Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to each other and its representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all of such party’s officers, employees, properties, offices, plants and other facilities and books and records and, during such period, each party shall (and shall cause its Subsidiaries to) furnish promptly to each other and its representatives, consistent with such party’s legal obligations, all other information concerning such party’s business, properties and personnel as the other party may reasonably request; provided, however, that each party may restrict the foregoing access to the extent that, in its reasonable judgment, (i) providing such access would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such party shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information. Each party will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain Non-Disclosure Agreement, dated as of September 11, 2006 (the “Confidentiality Agreement”), between the Company and Parent.
     Section 7.3. Efforts.
     (a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof.
     (b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) hereof to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Regulatory Law (as defined below), (i) use its commercially reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other governmental authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable governmental authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. In furtherance and not in limitation of the covenants of the parties contained in Section 7.3(a) hereof and this Section 7.3(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law. Notwithstanding anything herein to the contrary, Parent shall not be required to agree to any terms, conditions, modifications with respect to obtaining any consents, permits, waivers, approvals, authorizations or orders in connection with the Merger or the consummation of the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in, (i) either individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect or (ii) Parent, the Company or any of their respective Subsidiaries having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or business be held separate).
     (c) Each party shall use its commercially reasonable efforts to obtain all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities, necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement, and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent or the Company, as applicable, neither the Company nor Parent shall incur any significant expense or liability or agree to any significant modification to any contractual arrangement to obtain such consents waivers, authorizations or approvals.
     Section 7.4. Reorganization.
     (a) The Parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and will report it as such for federal, state and local income Tax purposes. None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder.

     (b) Each of the Company and Parent shall use its reasonable best efforts to provide the officers’ representations and to obtain the opinions referred to in Section 8.2(f) and Section 8.3(h) hereof, respectively.
     Section 7.5. Acquisition Proposals.
     (a) None of Parent or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, advisors, agents, representatives or other intermediaries), nor shall (directly or indirectly) any of Parent or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to, (i) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any Person relating to any Acquisition Proposal, or agree to or endorse any Acquisition Proposal; (ii) enter into any agreement to (x) facilitate or further the consummation of, or consummate, any Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any Acquisition Proposal, require it to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish to any Person any information with respect to its business, properties or assets in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal; or (iv) agree to resolve or take any of the actions prohibited by clauses (i), (ii) or (iii) of this sentence. Parent shall immediately cease, and cause its advisors, agents and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and shall demand the return or destruction of any information provided from and after September 2006 with respect to such activities, discussion or negotiations. For purposes of this Section 7.5, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than the Company or any Subsidiaries of the Company.
     “Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Parent or any of the Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Parent or more than 20% of the assets of Parent and its Subsidiaries taken as a whole, other than the transactions contemplated by this Agreement and in connection with the Parent Private Placement.
     (b) Notwithstanding the foregoing, the Board of Directors of Parent, or Parent, as applicable, directly or indirectly through advisors, agents or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal, so long as any such compliance, except to the extent permitted by clause (iv) of this Section 7.5(b), rejects any Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, (ii) engage in negotiations or discussions with any Person that has made an unsolicited bona fide written Acquisition Proposal not resulting from or arising out of a breach of Section 7.5 (a) hereof, and make any disclosure to the Parent’s stockholders with regard to any Acquisition Proposal as is required (based on the advice of Parent’s outside legal counsel) by any applicable statute, law, rule or regulation, (iii) furnish to such Person nonpublic information relating to Parent or any of its Subsidiaries pursuant to a confidentiality and standstill agreement with terms that are no less favorable to Parent than those contained in the Confidentiality Agreement and/or (iv) if prior to obtaining the Required Parent Vote with respect to the Merger at the Parent Stockholders Meeting, withdraw or modify or change in a manner adverse to the Company its approval or recommendation of this Agreement or the transactions contemplated hereby; provided that the Board of Directors of Parent, or Parent, as applicable, shall be permitted to take an action described in the foregoing clauses (ii), (iii) or (iv) if, and only if, prior to the taking of such particular action, the Board of Directors of Parent (x) has determined in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, in the case of either of the foregoing clauses (ii) or (iii), or constitutes a Superior Proposal, in the case of the foregoing clause (iv), and (y) has determined in good faith, after consultation with Parent’s outside legal counsel, that failing to take such action may reasonably be expected to, in the case of either of the foregoing clauses (ii) or (iii), or would, in the case of the foregoing clause (iv), result in a breach of its fiduciary duties under applicable law.
     “Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into any transaction involving an Acquisition Proposal (an “Alternative Transaction”) that the Board of Directors of Parent determines in its good faith judgment (after consultation with Parent’s outside legal counsel and financial advisor) to be more favorable to Parent’s stockholders than this Agreement and the transactions contemplated hereby, taking into account all terms and conditions of the Alternative Transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of the Alternative Transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals), except that the reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”. Reference to “this Agreement” and “the transactions contemplated hereby” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the transactions contemplated hereby that are agreed to by the Company after it receives written notice from Parent pursuant to Section 7.5(d) hereof of the existence of, the identity of the Person making, and the terms and conditions of, any Acquisition Proposal.
     (c) Notwithstanding anything in this Section 7.5 to the contrary, if, at any time prior to obtaining the Required Parent Vote with respect to the Merger at the Parent Stockholders Meeting, Parent’s Board of Directors determines (i) in good faith in response to an Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of Section 7.5(a) hereof, that such proposal is a Superior Proposal and (ii) (in consultation with its outside legal counsel) that taking such action is required to comply with its fiduciary duties, the Board of Directors of Parent may withdraw, modify or amend its recommendation of the Merger and the other transactions contemplated hereby; provided, however, that prior to any such withdrawal, modification or amendment to the recommendation of Parent’s Board of Directors, Parent shall have given the Company five (5) Business Days’ written notice (it being understood and agreed that any amendment to the amount or form of consideration of the Superior Proposal shall require a new notice and a new five (5) Business Day period) advising the Company that Parent’s Board of Directors intends to take such action, specifying the material terms and conditions of the Superior Proposal and that Parent shall, during such five (5) Business Day period, negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.
     (d) Parent shall notify the Company promptly (but in any event within two Business Days) after receipt or occurrence of (i) any Acquisition Proposal, (ii) any request for information with respect to any Acquisition Proposal, (iii) any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, and (iv) the material terms and conditions of any such Acquisition Proposal, request for information, inquiry, proposal, discussion or negotiation and the identity of the Person making any such Acquisition Proposal, request for information, inquiry or proposal or with whom discussions or negotiations are taking place. In addition, Parent shall promptly (but in any event within two Business Days) after the receipt thereof, provide to the Company copies of any written documentation material to understanding such Acquisition Proposal, request for information, inquiry, proposal, discussion or negotiation (“Other Acquisition Documentation”) which is received by Parent from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement. Parent shall keep the Company fully informed of the status and details (including any amendments or proposed amendments) of any such Acquisition Proposal or request for information and keep the Company fully informed as to the material details of any information requested of or provided by the Company and as to the material details of all discussions or negotiations with respect to any such Acquisition Proposal, request for information, inquiry or proposal and shall provide to the Company within two Business Days after receipt thereof all copies of any additional Other Acquisition Documentation received by Parent from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place. Parent shall promptly provide to the Company any non-public information concerning Parent provided to any other Person in connection with any Acquisition Proposal that was not previously provided to the Company. The Board of Directors of Parent shall promptly consider in good faith (in consultation with Parent’s outside legal counsel and financial advisor) any proposed alteration of the terms of this Agreement or the Merger proposed by the Company in response to any Acquisition Proposal.
     Section 7.6. Maintenance of Insurance. Each party will use its reasonable best efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to such party and its Subsidiaries and their respective properties and assets in effect on the date hereof.
     Section 7.7. Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.
     Section 7.8. Board of Directors.
     (a) Parent shall take or cause to be taken all corporate actions necessary for the Board of Directors of Parent, as of the Effective Time, to be comprised of seven (7) members classified into three (3) classes, and to otherwise be constituted in accordance with and as set forth in Section 7.8(b) hereof.
     (b) Parent shall use its reasonable best efforts to cause the Company Designated Directors and Parent Designated Directors to be the sole members of the Board of Directors of Parent as of the Effective Time, to serve as directors of Parent until their successors are duly elected and qualified. The two vacancies remaining on the Board of Directors of Parent as of the Effective Time shall be filled following the Effective Time in accordance with the Parent Organizational Documents; provided, however, that the Company Designated Directors shall have the right to nominate one Person for consideration for election to the Board of Directors of Parent to fill one such vacancy and the Parent Designated Directors shall have the right to nominate one Person for consideration for election to the Board of Directors of Parent to fill the other such vacancy. The directors shall be classified as set forth on Schedule 7.8(b). At all times the composition of the Board of Directors of Parent shall comply with all applicable laws, rules and regulations, including the rules and regulations of Nasdaq.
     Section 7.9. No Shareholder Rights Plan. From the date hereof through the earlier of termination of this Agreement and the Effective Time, neither party will adopt, approve, or agree to adopt, a shareholder rights plan or other similar plan commonly referred to as a “poison pill”.
     Section 7.10. Stockholder Litigation. Each of Parent and the Company shall keep the other such party informed of, and cooperate with the other such party in connection with, any stockholder litigation or claim against it and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without the other such party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
     Section 7.11. Voting Agreement. Each of the Company Controlling Stockholders hereby agrees, in any action by written consent of the stockholders of the Company and at any meeting of the stockholders of the Company, however implemented or called, and occurring prior to the earlier of the Closing and the date that this Agreement is terminated in accordance with the provisions of Section 9.1, to, and to cause his or its controlled Affiliates that own any shares of Company Common Stock to, vote (i) in favor of the Merger and (ii) against any proposal for any recapitalization, merger, stock purchase, sale of all or substantially all assets or other business combination between the Company and any person or entity, other than the Merger. In addition, each Company Controlling Stockholder hereby agrees to execute and deliver to the Company his or its written consent to the Merger and the transactions contemplated by this Agreement (in the form attached hereto as Exhibit B) (the “Company Stockholder Consents”) in sufficient time for the Company to deliver such Company Stockholder Consents to Parent not later than one hour after the execution and mutual delivery of this Agreement by the parties hereto. Parent shall hold the Company Stockholder Consents and, upon the Closing, redeliver such Company Stockholder Consents to the Company. In the event that this Agreement is terminated in accordance with the provisions of Section 9.1, Parent shall promptly destroy, or redeliver to the respective Company Controlling Stockholders, the Company Stockholder Consents.
     Section 7.12. Employee Benefits.
     (a) Prior to the Effective Time, the Company shall take all reasonable actions to cause each Company Employee Benefit Plan to terminate effective as of the Effective Time.
     (b) The Company shall take all actions necessary to fully vest each employee of the Company and its Subsidiaries immediate prior to the Closing Date (the “Company Employees”) in their account balances under the Company’s tax-qualified 401(k) plan (“Company’s 401(k) Plan”) effective as of the Closing Date. In accordance with the terms of the applicable plan, each Company Employee shall be eligible to participate in a Parent-sponsored defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Code (“Parent’s 401(k) Plan”). Parent shall take all actions reasonably necessary to permit beginning as of the Closing Date each Company Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Company’s 401(k) Plan to roll over the distribution to an account in Parent’s 401(k) Plan.
ARTICLE VIII.
CONDITIONS PRECEDENT
     Section 8.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
     (a) No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree or ruling shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other U.S. governmental authority of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 8.1(a) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.3 hereof shall have been the cause of, or shall have resulted in, such order or injunction.
     (b) Governmental Entity Consents and Approvals. All consents, waivers, authorizations and approvals of any Governmental Entity required in connection with the execution, delivery and performance of this Agreement and set forth on Schedule 8.1(b) shall have been duly obtained and shall be in full force and effect on the Closing Date.

     (c) Parent Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been duly approved by the Required Cumulative Parent Vote.
     Section 8.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date, of the following additional conditions:
     (a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.1, 3.5, 3.6, 3.8(b) and 3.30 hereof shall be true and correct in all respects (except, in the case of Section 3.6 for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (ii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to the foregoing.
     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.
     (c) Company Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been a Company Material Adverse Effect.
     (d) Conversion of Debt. The Company Debt Exchange shall have occurred in accordance with the provisions of Section 5.4 hereof.
     (e) Conversion of Company Preferred Stock. The Company Preferred Stock Conversion shall have occurred in accordance with the provisions of Section 5.4 hereof.
     (f) Opinions. Parent shall have received (i) from Bryan Cave LLP, special tax counsel to Parent, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit C(1) attached hereto, with such special tax counsel to Parent being entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits C(2) and C(3) attached hereto (allowing for such amendments to the representations as counsel to Parent deems necessary); and (ii) from Willkie Farr & Gallagher LLP, counsel to the Company, on the Closing Date a written opinion dated as of such date substantially in the form of Exhibit C(4) attached hereto.

     (g) Joinder Agreements. Each of D. E. Shaw Composite Side Pocket Series I, L.L.C. and Michael J. Wagner shall have executed and delivered to Parent a joinder agreement to this Agreement (the “Joinder Agreement”) substantially in the form attached hereto as Exhibit D.
     (h) Nasdaq Listing. Parent’s de novo application for initial listing in connection with the Merger under Nasdaq Rule 4340(a) shall have been approved, and the shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation or listing, as the case may be, on The Nasdaq Capital Market (or any successor inter-dealer quotation system or stock exchange thereto) (“Nasdaq”), subject to official notice of issuance.
     (i) Registration Rights Agreement. The Registration Rights Agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”), shall have been executed by the parties thereto (other than Parent, John C. Textor, Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC) and delivered to Parent.
     Section 8.3. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date, of the following additional conditions:
     (a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Sections 4.1, 4.5, 4.6, 4.8(c) and 4.30 hereof shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (ii) all other representations and warranties of Parent and Merger Sub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to the foregoing.
     (b) Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect.
     (c) Parent Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been a Parent Material Adverse Effect.
     (d) Board of Directors. The Board of Directors of Parent shall be constituted as set forth in Section 7.8 hereof.
     (e) Repayment of Debt. The Parent Debt Repayment shall have occurred in accordance with the provisions of Section 6.3 hereof.

     (f) Registration Rights Agreement. The Registration Rights Agreement shall have been executed by the parties thereto (other than the Former Company Stockholders party thereto) and delivered to the Company and the Former Company Stockholders party thereto.
     (g) Nasdaq Listing. Parent’s de novo application for initial listing in connection with the Merger under Nasdaq Rule 4340(a) shall have been approved, and the shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation or listing, as the case may be, on Nasdaq, subject to official notice of issuance.
     (h) Opinions. The Company shall have received (i) from Willkie Farr & Gallagher LLP, counsel to the Company, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit F(1) attached hereto, with such counsel to the Company being entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits C(2) and C(3) attached hereto (allowing for such amendments to the representations as counsel to the Company deems necessary); and (ii) from Sullivan & Triggs, LLP, counsel to Parent and Merger Sub, on the Closing Date a written opinion dated as of such date substantially in the form of Exhibit F(2) attached hereto.
     (i) Effectiveness of the Registration Statement. The Registration Statement (which shall contain the Proxy Statement) shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.
     (j) Filing of Parent 10-K. Parent shall have timely filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and such filing shall not have resulted in any materially adverse comments from the SEC which remain unresolved or which result in any restatement of any financial statements of Parent.
ARTICLE IX.
TERMINATION.
     Section 9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Parent or the Company:
     (a) By mutual written consent of Parent and the Company;
     (b) By either the Company or Parent if the Effective Time shall not have occurred on or before September 13, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such breach, action or failure to perform constitutes a breach of this Agreement;

     (c) By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;
     (d) By either the Company or Parent if the approval by the stockholders of Parent required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Parent Vote at the Parent Stockholders Meeting (or any adjournment or postponement thereof);
     (e) By the Company if, (i) prior to the Parent Stockholders Meeting, the Board of Directors of Parent shall have failed to recommend or shall have withdrawn or modified or amended in a manner adverse to the Company its approval or recommendation of this Agreement or the Merger, or shall have approved or recommended a Superior Proposal (or the Board of Directors of Parent resolves to do any of the foregoing), whether or not permitted by Section 7.5 hereof, (ii) Parent shall fail to call or hold the Parent Stockholders Meeting in accordance with Section 7.1(c) hereof, or (iii) Parent shall have breached any of its material obligations under Section 7.5 hereof;
     (f) By Parent if the Company fails to deliver to Parent the original executed Company Stockholder Consents not later than one hour after the execution and mutual delivery of this Agreement by the parties hereto;
     (g) By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Sections 8.3(a) or 8.3(b) hereof would not be satisfied and (A) such breach is not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or
     (h) By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Sections 8.2(a) or 8.2(b) hereof would not be satisfied and (A) such breach is not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
     Section 9.2. Effect of Termination.

     (a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers or directors except with respect to this Section 9.2 and Article X, provided that the termination of this Agreement shall not relieve any party from any liability for any material breach of any covenant or agreement or material breach of any representation or warranty in this Agreement occurring prior to termination.
     (b) If Parent shall terminate this Agreement pursuant to Section 9.1(f), then the Company shall pay to Parent the Parent Expenses, within two Business Days after delivery to the Company of written notice of the amount of such Parent Expenses.
     (c) If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d), or if the Company shall terminate this Agreement pursuant to Section 9.1(e), then Parent shall pay to the Company, not later than two Business Days following such termination, an amount equal to $1,567,178 (the “Termination Fee”), plus the Company Expenses, within two Business Days after delivery to Parent of written notice of the amount of such Company Expenses.
     (d) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b), or if the Company shall terminate this Agreement pursuant to Section 9.1(g), (ii) at or prior to the time of the event giving rise to such termination there shall have been made known to or proposed to Parent or otherwise publicly disclosed or announced an Acquisition Proposal and (iii) within 12 months of the termination of this Agreement, Parent enters into a definitive agreement (other than a confidentiality agreement) with respect to, or consummates, an Acquisition Proposal, then Parent shall pay to the Company, not later than two Business Days after the execution of the definitive agreement or consummation of the underlying transaction, as applicable, and the delivery to Parent of written notice of the amount of such Company Expenses, the Termination Fee plus the Company Expenses.
     (e) For purposes of this Section 9.2, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 7.5(a) hereof, except that (i) the reference to “more than 20%” in the definition therein of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and (ii) such term shall exclude any offer or proposal relating to an equity financing with respect to the greater of (x) securities representing 20% or less of the voting power of Parent or 20% or less of the assets of Parent and its Subsidiaries taken as a whole and (y) securities whose sale results in gross proceeds to Parent of not more than $10 million (as to which all amounts in excess of $5 million shall be used to repay amounts owed to Hercules Technology Growth Capital, Inc.), and, in either case, the primary purpose of which is to raise capital for Parent and its Subsidiaries and to repay such debt.
     (f) All payments under this Section 9.2 shall be made by wire transfer of immediately available funds to an account designated by the payee to the payor.
     (g) Each of Parent and the Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither such party, as a beneficiary under certain of these agreements, would enter into this Agreement. If the payor fails to pay promptly the fee due pursuant to this Section 9.2, the payor will also pay to the payee the payee’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fee under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by Citibank, N.A. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.
     Section 9.3. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE X.
INDEMNIFICATION.
     Section 10.1. No Additional Representations or Warranties; Survival.
     (a) Except for the representations and warranties contained in Article III, Parent and Merger Sub acknowledge that (i) neither the Company nor any other Person has made any other express or implied representation or warranty with respect to the Company and its Subsidiaries and (ii) neither Parent nor Merger Sub has relied upon any representations or warranties with respect to the Company and its Subsidiaries that are not contained in Article III. The Company disclaims any representation or warranty, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives that are not contained in Article III. Except for the representations and warranties contained in Article IV, the Company acknowledges that (i) none of Parent, Merger Sub or any other Person has made any other express or implied representation or warranty with respect to Parent and its Subsidiaries and (ii) the Company has not relied upon any representations or warranties with respect to Parent and its Subsidiaries that are not contained in Article IV. Parent and Merger Sub disclaim any representation or warranty, whether made by Parent, Merger Sub or any of their respective

Affiliates, officers, directors, employees, agents or representatives that are not contained in Article IV.
     (b) None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time, (ii) those representations and warranties contained in Sections 3.1, 3.3, 3.5 and 3.6 hereof (the “Company Covered Representations”) and (iii) those representations and warranties contained in Sections 4.1, 4.3, 4.5 and 4.6 hereof (the “Parent Covered Representations”); provided, however, that no claim, lawsuit, or other proceeding arising out of or related to the breach of any such Company Covered Representation or Parent Covered Representation may be made by any Buyer Indemnitee or the Shareholder Representative (on behalf of the Former Company Stockholders) unless notice of such claim, lawsuit or other proceeding, is given to the Shareholder Representative (on behalf of the Former Company Stockholders) or to Parent, as the case may be, in accordance with Section 10.4 and Section 11.6 hereof, as applicable, prior to the one year anniversary of the Effective Time. This Article X shall survive the Effective Time in accordance with its terms.
     Section 10.2. Indemnification by Former Company Stockholders.
     (a) Notwithstanding the Closing and regardless of any investigation at any time made by or on behalf of Parent or Merger Sub or of any knowledge or information that Parent or Merger Sub may have, the Former Company Stockholders shall severally (and not jointly) indemnify and fully defend, save and hold harmless Parent and Merger Sub, any Affiliate of Parent or Merger Sub, and their respective directors, officers, agents and employees (the “Buyer Indemnitees”) from any damage, liability, loss, cost, expense (including all reasonable attorneys’ fees), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Losses”) arising out of or resulting from any breach of any Company Covered Representation or Parent’s and Merger Sub’s enforcement of their rights under this Section 10.2.
     (b) Notwithstanding anything herein to the contrary:
     (i) the maximum amount for which any single Former Company Stockholder shall be liable with respect to matters covered by Section 10.2(a) hereof shall not exceed, with respect to a claim asserted and noticed in accordance with Section 10.4 and Section 11.6 hereof, as applicable, (A) during the period from and after the Effective Date to the date that is six months after the Effective Date, the number of shares of Parent Common Stock that represents 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (B) during the period after the date that is six months after the Effective Date to the one year anniversary of the Effective Date, the number of shares of Parent Common Stock that represents the lesser of (I) 5% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (II) the difference of (X) 10% of such Former Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (Y) the percentage of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration as to which such Former Company Stockholder has paid or becomes obligated to pay pursuant to indemnification claims made during the period set forth in clause (A) above, such that, in the aggregate, no Former Company Stockholder shall be liable with respect to matters covered by Section 10.2(a) hereof in an amount exceeding 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration;
     (ii) the maximum amount for which any single Former Company Stockholder shall be liable with respect to any Loss incurred by the Buyer Indemnitees shall not exceed the product of (A) the amount of the Loss and (B) such Former Company Stockholder’s Pro Rata Share; and
     (iii) in all cases determining whether there has been a breach of any of the Company Covered Representations or in determining the amount of any Losses with respect to such breach, such representations and warranties shall be read without regard to any materiality qualifier (including, without limitation, any reference to Company Material Adverse Effect) contained therein.
     (c) Simultaneously with the issuance by Parent after the Effective Time of the stock certificate or certificates evidencing the shares of Parent Common Stock constituting the Merger Consideration issuable to any Former Company Stockholder, other than D. E. Shaw Laminar Portfolios, L.L.C. and its Affiliates, Parent shall place a stop transfer order (the “Stop Transfer Order”) with the transfer agent and registrar for the Parent Common Stock against such certificate or certificates as to: (x) the number of shares of Parent Common Stock that represents 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration, with effect from and after the Effective Date to the date that is six months after the Effective Date, and (y) the number of shares of Parent Common Stock that represents the lesser of (I) 5% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (II) the difference of (A) 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (B) the percentage of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration as to which such Former Company Stockholder has paid or become obligated to pay under this Article X pursuant to indemnification claims made during the period referenced in clause (x) supra, with effect from and after the date that is six months after the Effective Date through the date that is the one year anniversary of the Effective Date.
     Section 10.3. Indemnification by Parent and Merger Sub.
     (a) Notwithstanding the Closing and regardless of any investigation at any time made by or on behalf of the Company or of any knowledge or information that the Company may have, the Parent and Merger Sub shall jointly and severally indemnify and fully defend, save and hold harmless the Former Company Stockholders from any Losses arising out of or resulting from any breach of any Parent Covered Representation or the Former Company Stockholders’ enforcement of their rights under this Section 10.3.
     (b) Notwithstanding anything herein to the contrary:

     (i) the maximum amount for which Parent and Merger Sub shall be liable with respect to matters covered by Section 10.3(a) hereof shall not exceed, with respect to a claim asserted and noticed in accordance with Section 10.4 and Section 11.6 hereof, as applicable, (A) during the period from and after the Effective Date to the date that is six months after the Effective Date, the number of shares of Parent Common Stock that represents 10% of the aggregate Merger Consideration and (B) during the period after the date that is six months after the Effective Date to the one year anniversary of the Effective Date, the number of shares of Parent Common Stock that represents the lesser of (I) 5% of the aggregate Merger Consideration and (II) the difference of (X) 10% of the aggregate Merger Consideration and (Y) the percentage of the aggregate Merger Consideration as to which Parent has paid or becomes obligated to pay pursuant to indemnification claims made during the period set forth in clause (A) above, such that, in the aggregate, Parent shall not be liable with respect to matters covered by Section 10.3(a) hereof in an amount exceeding 10% of the aggregate Merger Consideration; and
     (ii) in all cases determining whether there has been a breach of any of the Parent Covered Representations, or in determining the amount of any Losses with respect to such breach, such representations and warranties shall be read without regard to any materiality qualifier (including, without limitation, any reference to Parent Material Adverse Effect) contained therein.
     Section 10.4. Procedures for Third Party Claim Indemnification.
     (a) If the Former Company Stockholders have become obligated to a Buyer Indemnitee pursuant to Section 10.2 hereof, or if any suit, action, investigation, claim or proceeding is begun, made or instituted by a third party as a result of which the Former Company Stockholders may become obligated to a Buyer Indemnitee hereunder, such Buyer Indemnitee shall give prompt written notice thereof to the Shareholder Representative (on behalf of the Former Company Stockholders); provided, however, that the failure of the Buyer Indemnitee to give prompt written notice to the Shareholder Representative (on behalf of the Former Company Stockholders) shall not release such stockholders of their indemnification obligations hereunder, except to the extent such stockholders shall have been materially prejudiced by such failure. The Former Company Stockholders (through the Shareholder Representative) agree to defend, contest or otherwise protect the Buyer Indemnitee against any such suit, action, investigation, claim or proceeding at the sole cost and expense of the Former Company Stockholders. The Buyer Indemnitee shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of the Buyer Indemnitee’s choice and shall in any event cooperate with and assist the Former Company Stockholders to the extent reasonably possible. The Shareholder Representative (on behalf of the Former Company Stockholders) shall not compromise or settle any such suit, action, investigation, claim or proceeding unless (x) such compromise or settlement is on exclusively monetary terms and shall be paid entirely by the Former Company Stockholders and the Buyer Indemnitee receives an unconditional release in such compromise or settlement or (y) the Buyer Indemnitee shall have consented in writing to the terms of such compromise or settlement, which consent shall not be unreasonably withheld. If the Shareholder Representative (on behalf of the Former Company Stockholders) fails timely to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding, the Buyer Indemnitee shall have the right to do so, including, without limitation, the right to make any compromise or settlement thereof, and the Buyer Indemnitee shall be entitled to recover the entire cost thereof from the Former Company Stockholders (subject to Section 10.2(b)(i) and (ii) hereof), including, without limitation, reasonable attorneys’ fees, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding.
     (b) If Parent has become obligated to the Former Company Stockholders pursuant to Section 10.3 hereof, or if any suit, action, investigation, claim or proceeding is begun, made or instituted by a third party as a result of which Parent may become obligated to a Former Company Stockholder hereunder, the Shareholder Representative (on behalf of the Former Company Stockholders) shall give prompt written notice thereof to Parent; provided, however, that the failure of the Shareholder Representative (on behalf of the Former Company Stockholders) to give prompt written notice to Parent shall not release Parent of its indemnification obligations hereunder, except to the extent Parent shall have been materially prejudiced by such failure. Parent agrees to defend, contest or otherwise protect the Former Company Stockholders against any such suit, action, investigation, claim or proceeding at its sole cost and expense. The Former Company Stockholders (through the Shareholder Representative) shall have the right, but not the obligation, to participate at their own expense in the defense thereof by counsel of the Shareholder Representative’s choice and shall in any event cooperate with and assist Parent to the extent reasonably possible. Parent shall not compromise or settle any such suit, action, investigation, claim or proceeding unless (x) such compromise or settlement is on exclusively monetary terms and shall be paid entirely by Parent and the Former Company Stockholders receive an unconditional release in such compromise or settlement or (y) the Shareholder Representative (on behalf of the Former Company Stockholders) shall have consented in writing to the terms of such compromise or settlement, which consent shall not be unreasonably withheld. If Parent fails timely to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding, the Former Company Stockholders shall have the right to do so, including, without limitation, the right to make any compromise or settlement thereof, and the Former Company Stockholders shall be entitled to recover the entire cost thereof from Parent (subject to Section 10.3(b)(i) and (ii) hereof), including, without limitation, reasonable attorneys’ fees of one counsel to the Former Company Stockholders, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding.
     Section 10.5. Payments. All amounts payable with respect to Losses pursuant to this Article X shall be settled in shares of Parent Common Stock. The value (“Indemnification Deemed Value”) of each share of Parent Common Stock for purposes of making payments on account of Losses in accordance with the provisions of this Article X shall be deemed to be the Parent Common Stock Price. In case of a payment owed by the Former Company Stockholders pursuant to this Article X, each Former Company Stockholder shall deliver (pro rata to the Merger Consideration received by such Former Company Stockholder) to Parent, promptly following a Final Determination, for cancellation on the books and records of Parent, certificate(s) representing shares of Parent Common Stock with an Indemnification Deemed Value sufficient to cover the obligations of such Former Company Stockholder pursuant to this Article X. In the case of payment owed by Parent pursuant to this Article X, Parent shall instruct the transfer agent for the Parent Common Stock, promptly following a Final Determination, to issue to and in the name of each Former Company Stockholder (pro rata to the Merger Consideration received by such Former Company Stockholder) certificate(s) representing shares of Parent Common Stock with an Indemnification Deemed Value sufficient to cover the obligations of Parent pursuant to this Article X. A “Final Determination” with respect to any claim for indemnification hereunder shall exist when (i) the parties in interest with respect to such claim (in case of the Former Company Stockholders, the Shareholder Representative) shall have reached an agreement in writing with respect to such claim or (ii) a court of competent jurisdiction shall have entered a final non-appealable order or judgment with respect to such claim.
     Section 10.6. Shareholder Representative.
     (a) D. E. Shaw Composite Side Pocket Series I, L.L.C. is hereby appointed to serve as the initial Shareholder Representative with respect to the matters expressly set forth in this Article X and by its signature below it hereby acknowledges such appointment and agrees to serve in such capacity on the terms and subject to the conditions set forth herein. Effective only upon the Effective Time, the Shareholder Representative (including any successor or successors thereto) shall act as the representative of the Former Company Stockholders, and shall be authorized to act on behalf of the Former Company Stockholders and to take any and all actions required or permitted to be taken by the Shareholder Representative under this Article X with respect to any claims (including the settlement thereof) made by any Buyer Indemnitee for indemnification pursuant to this Article X (including, without limitation, the exercise of the power to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any claims for indemnification). The Shareholder Representative shall be the only party entitled to assert the rights of the Former Company Stockholders hereunder and the Shareholder Representative shall perform all of the obligations (other than payment) of the Former Company Stockholders under this Article X. Any Person shall be entitled to rely on all statements, representations and decisions of the Shareholder Representative.
     (b) The Former Company Stockholders shall be bound by all actions taken by the Shareholder Representative in his, her or its capacity thereof. The Shareholder Representative shall promptly, and in any event within 10 Business Days, provide written notice to the Former Company Stockholders of any action taken on behalf of them by the Shareholder Representative pursuant to the authority delegated to the Shareholder Representative under this Article X. Neither the Shareholder Representative nor any of its directors, officers, agents or employees, if any, shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken under this Agreement, except in the case of its gross negligence or willful misconduct. The Shareholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement.
     (c) Each Former Company Stockholder shall, severally and not jointly, hold harmless and reimburse the Shareholder Representative from and against such Former Company Stockholder’s ratable share of any and all liabilities, losses, damages, claims, costs or expenses (including the reasonable fees and expenses of any legal counsel retained by the Shareholder Representative) suffered or incurred by the Shareholder Representative arising out of or resulting from any action taken or omitted to be taken by the Shareholder Representative under this

Agreement; provided, however, that no such Former Company Stockholder shall be so liable in excess of such Former Company Stockholder’s pro rata portion of the Merger Consideration. The Shareholder Representative shall not be entitled to any compensation for his, her or its services in such capacity.
ARTICLE XI.
MISCELLANEOUS.
     Section 11.1. Disclosure Schedules.
     (a) The inclusion of any information in the disclosure schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such schedules, that such information is required to be listed in such schedules or that such information is material to any party or the conduct of the business of any party.
     (b) Any item set forth in the disclosure schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.
     Section 11.2. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.
     Section 11.3. Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the State of Delaware.
     Section 11.4. Expenses. All fees and expenses incurred in connection with the Merger, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except as provided in Section 9.2 hereof.
     Section 11.5. Severability; Construction.
     (a) In the event that any part of this Agreement is declared by any court or other judicial or administrative body of competent jurisdiction to be null, void or unenforceable,

said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.
     (b) The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.
     Section 11.6. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; (iii) on the date of transmission if transmitted by facsimile and appropriate mechanical confirmation is received or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:
     If to Parent or Merger Sub:
BabyUniverse, Inc.
150 South US Highway One, Suite 500
Jupiter, FL 33477
Facsimile: (561) 277-6446
Attn: Jonathan Teaford
     Copy to (such copy not to constitute notice):
Sullivan & Triggs, LLP
1230 Montana Avenue, Suite 201
Santa Monica, CA 90403
Facsimile: (310) 451-8303
Attn: D. Thomas Triggs, Esq.
     Brian A. Sullivan, Esq.
     If to the Company or the Company Controlling Stockholders:
eToys Direct, Inc.
1099 18th Street, Suite 1800
Denver, CO 80202
Facsimile: (303) 226-6236
Attn: General Counsel
     Copy to (such copy not to constitute notice):
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Facsimile: (212) 728-8111

Attn: Steven J. Gartner, Esq.
     William H. Gump, Esq.
     If to the Stockholder Representative:
D.E. Shaw Composite Side Pocket Series I, L.L.C.
120 West 45th Street, 39th Floor
New York, NY 10036
Facsimile: (212) 478-0100
Attn: General Counsel
     Copy to (such copy not to constitute notice):
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Facsimile: (212) 728-8111
Attn: Steven J. Gartner, Esq.
     William H. Gump, Esq.
     Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.
     Section 11.7. Entire Agreement. This Agreement and the Confidentiality Agreement contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.
     Section 11.8. Parties in Interest. Except for (i) the rights of the Company stockholders to receive the Merger Consideration following the Effective Time in accordance with the terms of this Agreement (of which such stockholders are the intended beneficiaries following the Effective Time), (ii) the rights to continued indemnification and insurance pursuant to Section 6.2 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time), and (iii) the rights of the Buyer Indemnitees not signatory to this Agreement and the Former Company Stockholders under Article X hereof (of which such Persons are intended beneficiaries following the Effective Time), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

     Section 11.9. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
     Section 11.10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument
     Section 11.11. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof in any court of competent jurisdiction (subject to the provisions of Section 11.3), this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.
     Section 11.12. Definitions. As used in this Agreement:
     “Acquisition Proposal” shall have the meaning set forth in Section 7.5 hereof.
     “Action” shall have the meaning set forth in Section 3.18 hereof.
     “Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.
     “Agreement” shall have the meaning set forth in the Preamble hereto.
     “Alternate Transaction” shall have the meaning set forth in Section 7.5 hereof.
     “Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.
     “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks are required or authorized to close in the City of New York.
     “Buyer Indemnitees” shall have the meaning set forth in Section 10.2 hereof.
     “Certificate” shall have the meaning set forth in Section 1.8(b) hereof.
     “Certificate of Merger” shall have the meaning set forth in Section 1.3 hereof.
     “Closing” shall have the meaning set forth in Section 1.2 hereof.
     “Closing Date” shall have the meaning set forth in Section 1.2 hereof.
     “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.
     “Code” shall have the meaning set forth in the Recitals hereto.

     “Company” shall have the meaning set forth in the Preamble hereto.
     “Company Common Stock” shall have the meaning set forth in the Recitals hereto.
     “Company Contract” shall have the meaning set forth in Section 3.19(c) hereof.
     “Company Controlling Stockholders” shall mean D.E. Shaw Composite Side Pocket Series I, L.L.C. and Michael J. Wagner.
     “Company Covered Representations” shall have the meaning set forth in Section 10.1 hereof.
     “Company Debt Exchange” shall have the meaning set forth in Section 5.4 hereof.
     “Company Designated Directors” shall mean the three (3) individuals identified by the Company in writing to Parent not less than five (5) days prior to the filing of the Registration Statement (which shall include the Proxy) with the SEC.
     “Company Employee Benefit Plans” shall have the meaning set forth in Section 3.20(a) hereof.
     “Company Employees” shall have the meaning set forth in Section 7.12(b) hereof.
     “Company ERISA Affiliate” shall have the meaning set forth in Section 3.20(a) hereof.
     “Company Expenses” shall mean all of the Company’s actual and reasonably documented out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, financial advisors or consultants and commitment and funding fees) actually incurred by the Company and its respective affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $1,500,000.
     “Company Financial Statements” shall have the meaning set forth in Section 3.8(a) hereof.
     “Company Interim Balance Sheet” shall have the meaning set forth in Section 3.8(a) hereof.
     “Company Lease” shall have the meaning set forth in Section 3.12(b) hereof.
     “Company Leased Real Property” shall have the meaning set forth in Section 3.12(b) hereof.
     “Company Licenses and Permits” shall have the meaning set forth in Section 3.16(a) hereof.

     “Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic conditions, (ii) the industry in which the Company and its Subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which the Company and its Subsidiaries operate, or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.
     “Company Multiemployer Plan” shall have the meaning set forth in Section 3.20(c) hereof.
     “Company’s 401(k) Plan” shall have the meaning set forth in Section 7.12(b) hereof.
     “Company Options” shall have the meaning set forth in Section 1.9(a) hereof.
     “Company Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation and the Bylaws of the Company, together with all amendments thereto.
     “Company Pension Plans” shall have the meaning set forth in Section 3.20(a) hereof.
     “Company Preferred Stock” shall mean preferred stock, par value $0.01 per share, of the Company.
     “Company Preferred Stock Conversion” shall have the meaning set forth in Section 5.4 hereof.
     “Company Registered Intellectual Property” shall have the meaning set forth in Section 3.14(b) hereof.
     “Company Software” shall have the meaning set forth in Section 3.15 hereof.
     “Company Stock Plans” shall have the meaning set forth in Section 3.6(a) hereof.
     “Company Stockholder Consents” shall have the meaning set forth in Section 7.11 hereof.
     “Company Vendor Contracts” shall have the meaning set forth in Section 3.19(c) hereof.

     “Confidentiality Agreement” shall have the meaning set forth in Section 7.2 hereof.
     “DGCL” shall mean the Delaware General Corporation Law.
     “Dissenting Shares” shall have the meaning set forth in Section 1.8(e) hereof.
     “DOJ” shall have the meaning set forth in Section 7.3(b) hereof.
     “Effective Date” shall mean the date on which the Effective Time falls.
     “Effective Time” shall have the meaning set forth in Section 1.3 hereof.
     “Encumbrance” shall mean any claim, lien, pledge, option, right of first refusal or offer, preemptive right, charge, easement, security interest, deed of trust, mortgage, right-of-way, covenant, restriction, encumbrance or other right of third parties.
     “Environmental Laws” shall have the meaning set forth in Section 3.25(a) hereof.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Exchange Ratio” shall have the meaning set forth in Section 1.8(a) hereof.
     “Existing Policy” shall have the meaning set forth in Section 6.2(c) hereof.
     “FBCA” shall mean the Florida Business Corporation Act.
     “Final Determination” shall have the meaning set forth in Section 10.5 hereof.
     “Former Company Stockholders” shall mean the holders of Company Common Stock immediately prior to the Effective Time other than holders of Dissenting Shares and shares of Company Common Stock owned or held by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company.
     “FTC” shall have the meaning set forth in Section 7.3(b) hereof.
     “GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.
     “GMAC Financing” shall mean a credit facility established by the Company with GMAC Commercial Finance LLC, on or after April 30, 2007, in an amount deemed necessary by the Company in its reasonable discretion to fund the working capital needs of the Company and the projected needs of Parent and its Subsidiaries following the Merger.

     “Governmental Entity” shall mean any federal, state, local or foreign governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.
     “Hazardous Material” shall have the meaning set forth in Section 3.25(c) hereof.
     “HSR Act” shall have the meaning set forth in Section 3.4 hereof.
     “Indemnification Deemed Value” shall have the meaning set forth in Section 10.5.
     “Indemnified Person” shall have the meaning set forth in Section 6.2(a) hereof.
     “Intellectual Property” shall mean all of the following, owned or used by any Person: material (i) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions (whether or not patentable), discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) database rights; (vi) Internet Web sites, domain names and applications and registrations pertaining thereto and all intellectual property used in connection with or contained in all versions of the Web sites of such Person; (vii) rights under all agreements relating to the foregoing; and (viii) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing.
     “IRS” shall mean the United States Internal Revenue Service.
     “Joinder Agreement” shall have the meaning set forth in Section 8.2(g) hereof.
     “Knowledge” shall mean, with respect to any Person, the actual knowledge of the executive officers of the Person after due inquiry of the senior employees of such Person and its Subsidiaries who have administrative or operational responsibility for the particular subject matter in question.
     “Leases” shall mean, with respect to any Person, all leases (including subleases, licenses, any occupancy agreement and any other agreement) of real or personal property, in each case to which such Person or any of its Subsidiaries is a party, whether as lessor, lessee, guarantor or otherwise, or by which any of them or its respective properties or assets are bound, or which otherwise relate to the operation of its respective businesses.

     “Lien” shall mean any mortgage, pledge, security interest, encumbrance or title defect, lease, lien (statutory or other), conditional sale agreement, claim, charge, limitation or restriction.
     “Losses” shall have the meaning set forth in Section 10.2 hereof.
     “Merger” shall have the meaning set forth in the Recitals hereto.
     “Merger Consideration” shall have the meaning set forth in Section 1.8(a) hereof.
     “Merger Sub” shall have the meaning set forth in the Preamble hereto.
     “Nasdaq” shall have the meaning set forth in Section 8.2(h) hereof.
     “Other Acquisition Documentation” shall have the meaning set forth in Section 7.5 hereof.
     “Other Stock Awards” shall have the meaning set forth in Section 1.9(b) hereof.
     “Parent” shall have the meaning set forth in the Preamble hereto.
     “Parent Common Stock” shall have the meaning set forth in the Recitals hereto.
     “Parent Common Stock Price” shall mean the average closing sales price per share of Parent Common Stock as reported on Nasdaq for the consecutive period beginning at 9:30 a.m. New York time on the thirteenth trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the third trading day immediately preceding the Closing Date.
     “Parent Contract” shall have the meaning set forth in Section 4.19(c) hereof.
     “Parent Covered Representations” shall have the meaning set forth in Section 10.1 hereof.
     “Parent Debt Repayment” shall have the meaning set forth in Section 6.3 hereof.
     “Parent Designated Directors” shall mean the two (2) individuals identified by Parent in writing to the Company not less than five (5) days prior to the filing of the Registration Statement (which shall include the Proxy) with the SEC.
     “Parent Employee Benefit Plans” shall have the meaning set forth in Section 4.20(a) hereof.
     “Parent ERISA Affiliate” shall have the meaning set forth in Section 4.20(a) hereof.
     “Parent Expenses” shall mean all of the Parent’s actual and reasonably documented out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, financial advisors or consultants and commitment and funding fees) actually incurred by Parent, Merger Sub and their respective affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $1,500,000.
     “Parent Interim Balance Sheet” shall have the meaning set forth in Section 4.11 hereof.
     “Parent Lease” shall have the meaning set forth in Section 4.12(b) hereof.
     “Parent Leased Real Property” shall have the meaning set forth in Section 4.12(b) hereof.
     “Parent Licenses and Permits” shall have the meaning set forth in Section 4.16(a) hereof.
     “Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic conditions or (ii) the industry in which Parent and its Subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which Parent and its Subsidiaries operate; further provided, that Parent Material Adverse Effect shall not include any violation of, or default under, any Parent Contract with respect to indebtedness for borrowed money of Parent which indebtedness is to be paid off as part of the Parent Debt Repayment (it being understood that the effects of such violations and defaults may be taken into account in determining whether a Parent Material Adverse Effect has occurred); or (b) would prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.
     “Parent Multiemployer Plan” shall have the meaning set forth in Section 4.20(c) hereof.
     “Parent Options” shall have the meaning set forth in Section 4.6(a) hereof.
     “Parent Organizational Documents” shall mean the Amended and Restated Articles of Incorporation and the Amended Bylaws of Parent, together with all amendments thereto.
     “Parent Pension Plans” shall have the meaning set forth in Section 4.20(a) hereof.
     “Parent Preferred Stock” shall mean the undesignated preferred stock, par value $0.001 per share, of Parent.

     “Parent Private Placement” shall mean a private placement of shares of Parent Common Stock, which Parent intends to consummate between the period commencing with the date of this Agreement and ending on the Closing Date, the primary purpose of which is to raise the funds necessary to effect the Parent Debt Repayment, and which shall not, without the Company’s prior written consent, include the issuance of more than 2,835,306 shares of Parent Common Stock, which amount is subject to adjustment to reflect any stock splits, consolidations, stock dividends, recapitalizations or other transactions having similar effects.
     “Parent Registered Intellectual Property” shall have the meaning set forth in Section 4.14(b) hereof.
     “Parent SEC Reports” shall have the meaning set forth in Section 4.8 hereof.
     “Parent Software” shall have the meaning set forth in Section 4.15 hereof.
     “Parent Stock Plan” shall have the meaning set forth in Section 4.6(a) hereof.
     “Parent Stockholders Meeting” shall have the meaning set forth in Section 3.28 hereof.
     “Parent Warrants” shall have the meaning set forth in Section 4.6(a) hereof.
     “Parent Vendor Contracts” shall have the meaning set forth in Section 4.19(c) hereof.
     “Parent’s 401(k) Plan” shall have the meaning set forth in Section 7.12(b) hereof.
     “Permitted Liens” shall mean means (a) Liens for utilities and current Taxes not yet due and payable, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business not yet due and payable, (c) Liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) easements, restrictive covenants and similar Encumbrances or impediments against any assets or properties of an entity and which individually or in the aggregate do not materially interfere with the business of such entity or the operation of the property as currently conducted to which they apply, (e) minor irregularities and defects of title which individually or in the aggregate do not materially interfere with an entity’s business or the operation of the property as currently conducted to which they apply, (f) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, none of which materially interfere with the business of the Company or Parent, as applicable, or their respective Subsidiaries or the operation of the property as presently conducted to which they apply, (g) Liens granted in respect of any indebtedness or securing any obligations with respect thereto, (h) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (i) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (j) deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (k) Liens arising from protective filings and (l) Liens in favor of a banking institution arising as a matter of applicable law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry.
     “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).
     “Proposed Regulations” shall have the meaning set forth in Section 3.20(m) hereof.
     “Pro Rata Share” shall mean, with respect to any Former Company Stockholder, the quotient of (i) the number of shares of Company Common Stock owned of record by such Former Company Stockholder immediately prior to the Effective Time and (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.
     “Proceeding” shall have the meaning set forth in Section 6.2(a) hereof.
     “Proxy Statement” shall have the meaning set forth in Section 3.28 hereof.
     “Registration Rights Agreement” shall have the meaning set forth in Section 8.2(i) hereof.
     “Registration Statement” shall have the meaning set forth in Section 3.28 hereof.
     “Regulatory Law” shall have the meaning set forth in Section 7.3(b) hereof.
     “Required Company Vote” shall have the meaning set forth in Section 3.30 hereof.
     “Required Cumulative Parent Vote” shall have the meaning set forth in Section 4.30 hereof.
     “Required Merger Sub Vote” shall have the meaning set forth in Section 4.30 hereof.
     “Required Parent Vote” shall have the meaning set forth in Section 4.30 hereof.
     “Rollover Option” shall have the meaning set forth in Section 1.9(a) hereof.
     “Sarbanes-Oxley Act” shall have the meaning set forth in Section 4.8(a) hereof.
     “SEC” shall mean the United States Securities and Exchange Commission.

     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Shareholder Representative” shall mean, initially, D. E. Shaw Composite Side Pocket Series I, L.L.C., and each successor thereto appointed by its respective predecessor.
     “Stop Transfer Order” shall have the meaning set forth in Section 10.2(c) hereof.
     “Subsidiary” when used with respect to any party shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
     “Superior Proposal” shall have the meaning set forth in Section 7.5 hereof.
     “Surviving Company” shall have the meaning set forth in Section 1.1 hereof.
     “Tail Period” shall have the meaning set forth in Section 6.2(c) hereof.
     “Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing required to be supplied to a taxing authority in connection with Taxes.
     “Taxes” shall mean all federal, state, local or foreign taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated and other taxes, governmental fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.
     “Termination Date” shall have the meaning set forth in Section 9.1(b) hereof.
     “the other party” shall mean, with respect to the Company, Parent and means, with respect to Parent, the Company.
     “Treasury Regulations” shall have the meaning set forth in the Recitals hereto.
     “Voting Agreement” shall have the meaning set forth in the Recitals hereto.

     “Voting Agreement Stockholders” shall have the meaning set forth in the Recitals hereto.
     “WARN” shall have the meaning set forth in Section 3.24(c) hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed as of the date first above written.

BABYUNIVERSE, INC.
By:	/s/ John C. Textor
	Name:	John C. Textor
	Title:	Chairman and CEO

BABY ACQUISITION SUB, INC.
By:	/s/ John C. Textor
	Name:	John C. Textor
	Title:	President

ETOYS DIRECT, INC.
By:	/s/ Michael J. Wagner
	Name:	Michael J. Wagner
	Title:	Chief Executive Officer

     The undersigned joins as a party to the foregoing Agreement for the limited purposes provided in Article X of the Agreement.

D. E. SHAW COMPOSITE SIDE POCKET SERIES I, L.L.C., as initial Shareholder Representative of the Former Company Stockholders
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Authorized Signatory

     Each of the undersigned joins as a party to the foregoing Agreement for the limited purposes provided in the first two sentences of Section 7.11 of the Agreement.

By:	/s/ Michael J. Wagner
MICHAEL J. WAGNER

D. E. SHAW COMPOSITE SIDE POCKET SERIES I, L.L.C.
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Authorized Signatory

EXHIBIT C
VOTING AGREEMENT
     This VOTING AGREEMENT (this “Agreement”), dated as of March 13, 2007, is entered into by and among eToys Direct, Inc., a Delaware corporation (the “Company”), and the individuals and other parties listed on Schedule A hereto (each, a “Stockholder”, and collectively, the “Stockholders”).
     WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 2,153,553 shares of the Parent Common Stock (together with any shares of Parent Common Stock acquired by the Stockholders after the date hereof, referred to hereinafter collectively as the “Shares”);
     WHEREAS, Parent, Merger Sub, and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and
     WHEREAS, each Stockholder has agreed to enter into this Agreement in order to induce the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement.
     NOW, THEREFORE, in consideration of the Company’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
     SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.
     SECTION 2. Representations and Warranties of Stockholders. Each Stockholder hereby severally, and not jointly, represents and warrants to the Company as follows:
          2.1 Title to the Shares. Such Stockholder is both the record and beneficial owner of, and has good and marketable title to, the number of shares of Parent Common Stock and other securities convertible into or exercisable or exchangeable for any shares of Parent Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Parent Common Stock and all other securities convertible into or exercisable or exchangeable for shares of Parent Common Stock owned both beneficially and of record by such Stockholder. Such Stockholder has the exclusive right to vote such shares of Parent Common Stock, and any shares acquired upon the conversion, exercise or exchange of all such other securities held by him, her or it as of the date hereof, on all matters submitted to holders of shares of Parent Common Stock. Such Stockholder does not have any rights of any nature to acquire any additional securities of Parent, except as set forth on Schedule A. Such Stockholder owns all of such shares of Parent Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, except for any such (the “Existing Liens”) (i) as will be terminated in connection with the Parent Debt

Repayment, (ii) as are disclosed in a Schedule 13D filed by any Stockholder with the SEC prior to the date of this Agreement, or (iii) as are provided for in a brokerage margin account agreement to which any such shares of Parent Common Stock are subject as of the date of this Agreement, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Parent Common Stock owned by such Stockholder. To the extent any Person other than such Stockholder possesses the power to direct the voting of any Shares of which such Stockholder is both the record and beneficial owner, the identity of such Person is noted in a footnote to Schedule A.
          2.2 Organization. Such Stockholder (if an entity) is duly organized, validly existing and in good standing under the laws of the state of its incorporation, formation or organization.
          2.3 Authority Relative to this Agreement. Such Stockholder has the legal capacity (in the case such Stockholder is a natural person) and all necessary power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder (in case such Stockholder is not a natural person). This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming its due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.
          2.4 No Conflict. The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder, except for any such filings with the SEC on Schedule 13D as may be required under the Exchange Act; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles or certificate of incorporation, bylaws or analogous documents of such Stockholder (other than Stockholders that are natural persons) or any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.
     SECTION 3. Covenants of Stockholders.
          3.1 Restriction on Transfer. Each Stockholder hereby covenants and agrees that, prior to the termination of this Agreement, except as otherwise specifically contemplated by this Agreement, such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy with respect to, or deposit into a voting trust such Stockholder’s Shares, or enter into a voting trust agreement or create any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to such Shares.
          3.2 Additional Shares. During the period prior to the termination of this Agreement, each Stockholder will promptly notify the Company of the number of new shares of Parent Common Stock or any other securities of Parent acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall become “Shares” within the meaning of this Agreement.
          3.3 Nonsolicitation. Prior to the termination of this Agreement, each Stockholder, severally and not jointly, agrees to not, and to not propose, resolve, agree or permit any Subsidiary or representative of such Stockholder to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any Person relating to any Acquisition Proposal, or agree to or endorse any Acquisition Proposal; (ii) enter into any agreement to (x) facilitate or further the consummation of any Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any Acquisition Proposal, require Parent or Merger Sub to abandon, terminate or fail to consummate the Merger; or (iii) except as and to the extent Parent may be permitted so to do pursuant to the terms of the Merger Agreement, including, without limitation, Section 7.5 thereof, enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish to any Person any information with respect to Parent’s business, properties or assets in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal.
     SECTION 4. Voting Agreement; Proxy.
          4.1 Voting Agreement. Each Stockholder hereby agrees, severally and not jointly, that, prior to the termination of this Agreement, at any meeting of the stockholders of Parent, however called, in any action by written consent of the stockholders of Parent, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Shares owned both beneficially and of record by such Stockholder, and any other Shares over which such Stockholder possesses the power to direct the vote:
          (a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;
          (b) against any action or agreement that is, or would be, reasonably likely to result in any conditions to Parent’s obligations under the Merger Agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub under the Merger Agreement;
          (c) against any Acquisition Proposal;

          (d) against any amendments to the amended and restated articles of incorporation or amended bylaws of Parent; and
          (e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.
          4.2 Grant of Proxy.
          (a) Until the termination of this Agreement, each Stockholder, acting severally and not jointly, hereby irrevocably (to the extent permitted by Section 607.0722 of the FBCA) appoints the Company and each of its designees, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares or execute one or more written consents or approvals in respect of such Shares:
          (1) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;
          (2) against any action or agreement that is, or would be, reasonably likely to result in any conditions to Parent’s obligations under the Merger Agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub under the Merger Agreement;
          (3) against any Acquisition Proposal;
          (4) against any amendments to the amended and restated articles of incorporation or amended bylaws of Parent; and
          (5) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.
          (b) Each Stockholder hereby ratifies and confirms that the irrevocable proxy given by him, her or it pursuant to this Section 4.2 is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of such Stockholder’s duties in accordance with this Agreement. Each Stockholder hereby further ratifies and confirms that the irrevocable proxy granted hereby by him, her or it is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until the termination of this Agreement.

          4.3 Other Voting. Each Stockholder shall have the right to vote on all issues other than those specified in Section 4.1 that may come before a meeting of the stockholders of Parent in his, her or its sole discretion, provided that such vote does not contravene the provisions of Section 4.1.
     SECTION 5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:
          5.1 Organization. The Company is duly organized, validly existing and in good standing under the laws of the state of Delaware.
          5.2 Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming its due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.
          5.3 No Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Company; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Company or any other agreement to which the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or to the Company’s property or assets.
     SECTION 6. Further Assurances. Until the termination of this Agreement, each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectuating the matters covered by this Agreement.
     SECTION 7. Certain Events. Each Stockholder agrees that, until the termination of this Agreement, this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding (subject to the rights of the holders or beneficiaries of any Existing Liens to which such Shares are subject) on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Parent affecting the Parent Common Stock or other voting securities of Parent, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Parent Common Stock or other securities of Parent issued to or acquired by a Stockholder (subject to the rights of the holders or beneficiaries of any Existing Liens to which such additional shares are subject).
     SECTION 8. No Termination or Closure of Trusts. Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination, closure, or liquidation of such trust to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees of any such trust shall not take any action to terminate, close or liquidate such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.
     SECTION 9. Fiduciary Duties. Notwithstanding anything to the contrary in this Agreement, in the event a Stockholder is an officer or director of Parent, nothing in this Agreement is intended, or shall be construed, to require the Stockholder, in the Stockholder’s capacity as an officer or director of Parent, to act otherwise than in accordance with the Stockholder’s fiduciary duties to Parent and its stockholders in such capacity.
     SECTION 10. Termination. This Agreement shall automatically terminate, and be of no further force or effect, on the first to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms, provided that the provisions of Section 11 hereof shall survive any such termination. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its obligations hereunder or as set forth in Section 11 hereof, none of the parties shall have any further obligation or liability hereunder.
     SECTION 11. Miscellaneous.
          11.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.
          11.2 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching parties will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the non-breaching parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
          11.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.
          11.4 Assignment. Without the prior written consent of each Stockholder, the Company may not, and without the prior written consent of the Company, a Stockholder may not, assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party shall be null and void.
          11.5 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
          11.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
          11.7 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
          11.8 Notices. Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or upon mechanical confirmation of receipt, if by facsimile, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.8):
     if to the Company:
eToys Direct, Inc.
1099 18th Street, Suite 1800
Denver, CO 80202
Facsimile: (303) 226-6236
     with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Steven J. Gartner, Esq.
          William H. Gump, Esq.
Facsimile: (212) 728-8111

     if to the Stockholders, at their respective addresses set forth on Schedule A hereto (or at such other address for such party as shall be specified by like notice).
          11.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under the principles of conflicts of laws of that or any other jurisdiction.
          11.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
          11.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[Rest of page intentionally left blank]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Voting Agreement to be duly executed and delivered as of the date first written above.

ETOYS DIRECT, INC.
By:	/s/ Michael J. Wagner
	Name:	Michael J. Wagner
	Title:	Chief Executive Officer

STOCKHOLDERS: Wyndcrest BabyUniverse Holdings, LLC
By:	/s/ John C. Textor
	Name:	John C. Textor
	Title:	President of the Manager

Wyndcrest BabyUniverse Holdings II, LLC
By:	/s/ John C. Textor
	Name:	John C. Textor
	Title:	President of the Manager

Wyndcrest BabyUniverse Holdings III, LLC
By:	/s/ John C. Textor
	Name:	John C. Textor
	Title:	President of the Manager

/s/ John C. Textor
By: John C. Textor

/s/ Jonathan Teaford
By: Jonathan Teaford

/s/ Stuart Goffman
By: Stuart Goffman

SCHEDULE A

			Total Number of Votes
			Represented by Shares of
	Number of Shares of		Parent Common Stock of
	Parent Common Stock of	Other Securities of which	which Stockholder is both
	which Stockholder is both	Stockholder is both the	the Record and Beneficial
Name and Address	the Record and Beneficial	Record and Beneficial	Owner To Be Covered
of Stockholder	Owner	Owner	Under This Agreement
John C. Textor	253,601		253,601

Wyndcrest BabyUniverse Holdings, LLC	28,460[1]		28,460

Wyndcrest BabyUniverse Holdings II, LLC	579,458[2]		579,458

Wyndcrest BabyUniverse Holdings III, LLC	1,209,006[3]		1,209,006

Jonathan Teaford	78,028		78,028

Stuart Goffman	367,933[4]		5,000

Total:			2,153,553

[1]	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings, LLC.

[2]	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings II, LLC.

[3]	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings III, LLC.

[4]	362,933 of the shares of Parent Common Stock owned by Mr. Goffman are not covered by this Agreement. Mr. Goffman may vote such 362,933 shares at his discretion, and may sell such shares subject to the terms of the Insider Trading Policy of BabyUniverse, Inc. and all applicable securities laws, rules and regulations.